SILVER STANDARD RESOURCES INC.

AND

CLAUDE RESOURCES INC.

ARRANGEMENT AGREEMENT

DATED March 7, 2016

Table of Contents
(continued)

ARTICLE 6 CONDITIONS		54
6.1	Mutual Conditions Precedent	54
6.2	Additional Conditions Precedent to the Obligations of Acquiror	54
6.3	Additional Conditions Precedent to the Obligations of Claude	55
6.4	Satisfaction of Conditions	56
ARTICLE 7 ADDITIONAL AGREEMENTS		56
7.1	Notice and Cure Provisions	56
7.2	Non-Solicitation	57
7.3	Right to Match	58
7.3A	Acquiror Change in Recommendation	59
7.4	Expenses and Termination Fees	60
7.5	Access to Information; Confidentiality	62
7.6	Insurance and Indemnification	62
ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		63
8.1	Term	63
8.2	Termination	63
8.3	Amendment	65
8.4	Waiver	66
ARTICLE 9 GENERAL PROVISIONS		66
9.1	Privacy	66
9.2	Notices	66
9.3	Governing Law; Waiver of Jury Trial	67
9.4	Injunctive Relief	68
9.5	Time of Essence	68
9.6	Entire Agreement, Binding Effect and Assignment	68
9.7	Severability	68
9.8	Counterparts, Execution	68
9.9	Language	1

SCHEDULE A	PLAN OF ARRANGEMENT
SCHEDULE B	ARRANGEMENT RESOLUTION
SCHEDULE C	KEY REGULATORY APPROVALS
SCHEDULE D	KEY THIRD PARTY CONSENTS

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ARRANGEMENT AGREEMENT
THIS ARRANGEMENT AGREEMENT dated March 7, 2016,
B E T W E E N:
SILVER STANDARD RESOURCES INC., a corporation existing under the laws of British Columbia (“Acquiror”)
AND:
CLAUDE RESOURCES INC., a corporation existing under the federal laws of Canada (“Claude”)
WHEREAS:
The board of directors of Claude has unanimously determined, following the receipt and review of a recommendation from the Special Committee, that the business combination to be effected by way of the Plan of Arrangement is in the best interests of Claude and that, on the basis of an opinion from its financial advisors, the Consideration per Claude Share to be received by Claude Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Claude Shareholders. The board of directors of Claude has approved the transactions contemplated by this Agreement and unanimously determined to recommend approval of the Plan of Arrangement to the Claude Shareholders.
The board of directors of Acquiror has unanimously determined, based in part on an opinion of its financial advisor, that the business combination to be effected by means of the Plan of Arrangement is in the best interest of Acquiror. The board of directors of Acquiror has approved the transactions contemplated by this Agreement and unanimously determined to recommend approval of the issue of the Consideration Shares pursuant to the Arrangement.
In furtherance of such business combination, the board of directors of Claude has agreed to submit the Plan of Arrangement to the Claude Shareholders and the Court for approval and the board of directors of Acquiror has agreed to submit the transactions contemplated hereby to the Acquiror Shareholders.
THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:
ARTICLE 1
INTERPRETATION

1.1	Definitions
In this Agreement, unless the context otherwise requires:
“Acquiror Benefit Plans” means all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Acquiror or any such material subsidiary or in respect of which Acquiror or any of its material subsidiaries has any actual or potential liability;
“Acquiror Board” means the board of directors of Acquiror as the same is constituted from time to time;
“Acquiror Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(d)(i);
“Acquiror Circular” means the notice of the Acquiror Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Acquiror Shareholders in connection with the Acquiror Meeting, as amended, supplemented or otherwise modified from time to time;
“Acquiror Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to Acquiror and its subsidiaries as provided in the electronic data room hosted by Acquiror in connection with the transactions contemplated hereby as of March 5, 2016;
“Acquiror Disclosure Letter” means the disclosure letter executed by Acquiror and delivered to Claude in connection with the execution of this Agreement;
“Acquiror Expense Reimbursement” has the meaning ascribed to it in Section 7.4.10;
“Acquiror Financial Statements” has the meaning ascribed thereto in Section 4.1(i);
“Acquiror Locked-up Shareholders” means each of the senior officers and directors of Acquiror;
“Acquiror Material Contracts” has the meaning ascribed to such term in Section 4.1(t);
“Acquiror Material Permits” has the meaning ascribed to such term in Section 4.1(u);
“Acquiror MD&A” has the meaning ascribed to such term in Section 4.1(i);
“Acquiror Meeting” means the special meeting of the Acquiror Shareholders, including any adjournment or postponement thereof, to be called and held to consider and, if thought appropriate, approve the Acquiror Resolution;
“Acquiror Options” means the outstanding options to purchase Acquiror Shares granted under the Acquiror Stock Option Plan;
“Acquiror Properties” means the Marigold Mine and the Pirquitas Mine and, for greater certainty, does not include the Chinchillas property which is owned by Golden Arrow Resources Corporation;
“Acquiror Public Disclosure Record” means all documents and information required to be filed by Acquiror under applicable Securities Laws on SEDAR, during the three years prior to the date hereof and the 43-101 Technical Report on the Pirquitas Mine, dated December 23, 2011;
“Acquiror Regulatory Authorities” has the meaning ascribed to such term in Section 4.1(y);
“Acquiror Regulatory Authorizations” has the meaning ascribed to such term in Section 4.1(y);

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“Acquiror Resolution” means the ordinary resolution of the holders of outstanding Acquiror Shares approving the issue of the Consideration Shares pursuant to the Arrangement;
“Acquiror Shareholder Approval” means the approval of the Acquiror Resolution by a simple majority of the votes cast in respect of the Acquiror Resolution by Acquiror Shareholders present in person or by proxy at the Acquiror Meeting;
“Acquiror Shareholders” means the holders of outstanding Acquiror Shares;
“Acquiror Shares” means the common shares of Acquiror as currently constituted;
“Acquiror Stock Option Plan” means the amended and restated stock option plan adopted by the Acquiror Shareholders on May 9, 2014;
“Acquiror Voting Agreements” means the voting agreements (including all amendments thereto) between Claude and the Acquiror Locked-up Shareholders setting forth the terms and conditions upon which they agree to vote their Acquiror Shares in favour of the Acquiror Resolution;
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry, whether oral or written, from any person (other than Acquiror or any of its affiliates) made after the date hereof relating to: (i) any acquisition, sale, lease, long-term supply agreement or other arrangement having the same economic effect as a sale, direct or indirect, of: (a) the assets of Claude and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets Claude and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Claude or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Claude and its subsidiaries, taken as a whole; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Claude; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Claude or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Claude and its subsidiaries, taken as a whole;
“affiliate” has the meaning ascribed thereto in the Securities Act;
“Agreement” means this arrangement agreement, together with the Claude Disclosure Letter and the Acquiror Disclosure Letter as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;
“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Claude and Acquiror, each acting reasonably;
“Arrangement Resolution” means the special resolution of the Claude Shareholders approving the Arrangement to be considered at the Claude Meeting, substantially in the form and content of Schedule B hereto;
“Articles of Arrangement” means the articles of arrangement to be filed in accordance with the CBCA evidencing the Arrangement;

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“associate” has the meaning ascribed to such term in the Securities Act;
“BCSC” means the British Columbia Securities Commission;
“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Saskatoon, Saskatchewan, or Vancouver, British Columbia;
“Cash Consideration” means the cash component of the Consideration;
“CBCA” means the Canada Business Corporations Act;
“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;
“Claude Benefit Plans” has the meaning ascribed thereto in Section 3.1(cc)(i);
“Claude Board” means the board of directors of Claude as the same is constituted from time to time;
“Claude Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i);
“Claude Circular” means the notice of the Claude Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Claude Shareholders in connection with the Claude Meeting, as amended, supplemented or otherwise modified from time to time;
“Claude Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to Claude and its subsidiaries as provided in the electronic data room hosted by Claude in connection with the transactions contemplated hereby as of March 5, 2016;
“Claude Deferred Share Unit Plan” means the amended and restated Deferred Share Unit Plan of Claude dated March 26, 2015;
“Claude DSU” means a deferred share unit issued pursuant to the Claude Deferred Share Unit Plan;
“Claude Disclosure Letter” means the disclosure letter executed by Claude and delivered to Acquiror in connection with the execution of this Agreement;
“Claude Expense Reimbursement” has the meaning ascribed thereto in Section 7.4.9;
“Claude Financial Statements” has the meaning ascribed thereto in Section 3.1(k);
“Claude Locked-up Shareholders” means each of the senior officers and directors of Claude;
“Claude Material Contracts” has the meaning ascribed thereto in Section 3.1(w);
“Claude Material Permits” has the meaning ascribed thereto in Section 3.1(x);
“Claude MD&A” shall have the meaning ascribed to such term in Section 3.1(k);

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“Claude Meeting” means the special meeting of Claude Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;
“Claude Options” means the outstanding options to purchase Claude Shares granted under the Claude Stock Option Plan;
“Claude Properties” means the Seabee Mine and Santoy Mine Complex;
“Claude Public Disclosure Record” means all documents and information required to be filed by Claude under applicable Securities Laws on SEDAR, during the three years prior to the date hereof;
“Claude Regulatory Authorities” has the meaning ascribed to such term in Section 3.1(bb);
“Claude Regulatory Authorizations” has the meaning ascribed to such term in Section 3.1(bb);
“Claude Restricted Share Unit Plan” means the amended and restated Restricted Share Unit Plan of Claude dated March 26, 2015;
“Claude RSU” means a restricted share unit issued pursuant to the Claude Restricted Share Unit Plan;
“Claude Shareholder Approval” has the meaning ascribed to such term in Section 2.2(a)(ii);
“Claude Shares” means the common shares of Claude, as currently constituted;
“Claude Shareholders” means the holders of Claude Shares;
“Claude Shareholder Rights Plan” means the Amended and Restated Shareholder Rights Plan dated as of May 7, 2015 between Claude and Valiant Trust Company, as rights agent, as amended from time to time;
“Claude Stock Option Plan” means the amended and restated Stock Option Incentive Plan of Claude dated March 26, 2015;
“Claude Voting Agreements” means the voting agreements (including all amendments thereto) between Acquiror and the Claude Locked-up Shareholders setting forth the terms and conditions upon which they agree to vote their Claude Shares in favour of the Arrangement Resolution;
“Competition Act” means the Competition Act (Canada), as amended from time to time;
“Competition Act Clearance” means that, in the event that the transactions contemplated by this Agreement are subject to Part IX of the Competition Act, either (i) or (ii) shall have occurred with respect to the transactions contemplated by this Agreement:
(i)    (a) the relevant waiting period in Section 123 (1) of the Competition Act shall have expired or shall have been terminated under Subsection 123(2) of the Competition Act by the Commissioner, or the Commissioner shall have waived the obligation to provide a pre-merger notification in accordance with Section 113(c) of the Competition Act, and (b) the Commissioner shall have issued a No Action Letter; or
(ii)    the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act.

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“Commissioner” means the Commissioner of Competition appointed under Section 7(1) of the Competition Act or his designee;
“Concession” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which a Party or any of its subsidiaries owns or has a right or option to acquire or use;
“Confidentiality Agreement” means the agreement between Acquiror and Claude dated October 19, 2015 pursuant to which Acquiror has been provided with access to confidential information of Claude and Claude has been provided with access to confidential information of Acquiror;
“Consideration” means the consideration to be received by the Claude Shareholders pursuant to the Plan of Arrangement as consideration for their Claude Shares, consisting of 0.185 of an Acquiror Share and $0.001 in cash for each Claude Share;
“Consideration Shares” means the Acquiror Shares to be issued to Claude Shareholders pursuant to the Arrangement;
“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Claude or Acquiror or any of their respective subsidiaries is a party or by which Claude or Acquiror or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject;
“Converted Acquiror Options” shall have the meaning ascribed to such term in the Plan of Arrangement;
“Court” means the Supreme Court of British Columbia;
“Depositary” means any trust company, bank or financial institution agreed to in writing between Acquiror and Claude for the purpose of, among other things, exchanging certificates representing Claude Shares for certificates representing Consideration Shares in connection with the Arrangement and paying any Cash Consideration to Claude Shareholders;
“Director” means the Director appointed pursuant to Section 260 of the CBCA;
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;
“Divestiture Action” has the meaning ascribed thereto in Section 5.5;
“Effective Date” means the date upon which all of the conditions to completion of the Arrangement as set forth in this Agreement have been satisfied or waived and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the Parties hereto, acting reasonably, which will be the date shown in the Certificate of Arrangement;
“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;
“Eligible Holder” has the meaning ascribed to such term in the Plan of Arrangement;
“Eligible Non-Resident” has the meaning ascribed to such term in the Plan of Arrangement;

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“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);
“Environmental Liabilities” means, with respect to any person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, closure plan, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release whether on, at, in, under, from or about or in the vicinity of any real or personal property;
“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;
“Exchange” or “TSX” means the Toronto Stock Exchange;
“Filing Determination Date” has the meaning ascribed to such term in Section 5.5(a);
“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, approving the Arrangement as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Claude and Acquiror, each acting reasonably) on appeal;
“Form 54-102F-5” means Form 54-102F5 as prescribed in National Instrument 54-102 of the Canadian Securities Administrators -“Continuous Disclosure Obligations”;
“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the Exchange;
“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;
“IFRS” means International Financial Reporting Standards, at the relevant time, prepared on a consistent basis;
“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

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“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of a Party or a material subsidiary;
“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Claude Meeting, as the same may be amended by the Court with the consent of Claude and the Acquiror, each acting reasonably;
“Investment Canada Act” means the Investment Canada Act, as amended from time to time;
“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an order prohibiting closing being made) of Governmental Entities as set out in Schedule C hereto;
“Key Third Party Consents” means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, as set out in Schedule D hereto;
“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchange), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;
“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;
“Matching Party” shall have the meaning ascribed to such term in Section 7.3.1;

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“Material Adverse Effect” means in respect of any Party, any change, effect, event or occurrence that either individually or in the aggregate with other such changes, effects, events or occurrences, is material and adverse to the business, operations, results of operations, assets, properties, condition (financial or otherwise) or liabilities of that person and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby; (ii) changes in general economic, securities, financial, banking or currency exchange markets; (iii) any change in IFRS; (iv) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable mining companies; (v) changes affecting the mining industry generally or metal prices, provided that such changes do not have a materially disproportionate effect on that person relative to comparable mining companies; (vi) generally applicable changes in applicable Law; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism; (viii) changes in political or civil conditions in any jurisdiction in which such person’s assets and/or its business and operations are located that do not disproportionately affect such person relative to comparable mining companies; and (ix) any decrease in the market price or any decline in the trading volume of that person’s common shares on the Exchange (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (viii) above) may be taken into account in determining whether a Material Adverse Effect has occurred);
“Material Contract” means, in respect of any person, any Contract entered into outside the ordinary course of business of such person (except for any earn-in, option, joint venture or similar agreement not relating to the Acquiror Properties or Claude Properties, as applicable) to which such person is party: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such person; (ii) under which such person or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $5 million in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $5 million; (iv) providing for the establishment, organization or formation of any joint venture that is material to it; (v) under which such person or any of its subsidiaries is obligated to make or expects to receive payments in excess of $5 million over the remaining term of the contract; (vi) that limits or restricts such person or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to such person and its subsidiaries, considered as a whole; and, for greater certainty, with respect to Claude, includes the Material Contracts listed in Schedule 3.1(w) to the Claude Disclosure Letter and, with respect to Acquiror, includes the Material Contracts listed in Schedule 4.1(t) to the Acquiror Disclosure Letter;
“material fact” has the meaning ascribed thereto in the Securities Act;
“material subsidiary” means, in the case of Claude, those subsidiaries of Claude described in Schedule 3.1(i) of the Claude Disclosure Letter as being material subsidiaries of Claude and, in the case of Acquiror, those subsidiaries of Acquiror described in Schedule 4.1(f) of the Acquiror Disclosure Letter as being material subsidiaries of Acquiror;
“MRMR” has the meaning ascribed to such term in Section 3.1(aa);
“No Action Letter” means a written letter from the Commissioner stating that the Commissioner does not, at such time, intend to make an application under Section 92 of the Competition Act in respect of transactions contemplated by this Agreement;
“Non-Canadian” has the meaning ascribed thereto in Section 3 of the Investment Canada Act;

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“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;
“Outside Date” means June 30, 2016, or such later date as may be agreed to in writing by the Parties;
“Party” means any of Claude or Acquiror, as the case may be;
“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;
“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court;
“Qualified Person” shall have the meaning ascribed to such term in National Instrument 43-101 of the Canadian Securities Administrators –“Standards of Disclosure for Mineral Projects”;
“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;
“Representatives” has the meaning ascribed to such term in Section 7.2.1;
“Response Period” has the meaning ascribed to such term in Section 7.3.1(b);
“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;
“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;
“Securities Authorities” means the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;
“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;
“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 of the Canadian Securities Administrators and available for public view at www.sedar.com;

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“Special Committee” means the special committee of the Claude Board constituted to consider the Arrangement;
“SRP Rights” means the rights issued pursuant to the Claude Shareholder Rights Plan;
“State-Owned Enterprise” has the meaning ascribed thereto in Section 3 of the Investment Canada Act;
“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;
“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of this Agreement (and not obtained in violation of Section 7.2) that relates to the acquisition of 100% of the outstanding voting shares of Claude (other than voting shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of Claude and its subsidiaries, taken as a whole; and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of Claude, is made available to all shareholders of Claude on the same terms and conditions; (iii) that is not subject to a due diligence condition; and (iv) in respect of which the Claude Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of its voting shares from a financial point of view than the Arrangement, after taking into account any change to the Arrangement proposed by the Acquiror;
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;
“Taxes” mean any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

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“Terminating Party” has the meaning ascribed thereto in Section 7.3.1(a);
“Termination Fee” has the meaning ascribed thereto in Section 7.4.5;
“Termination Fee Event” has the meaning ascribed thereto in Section 7.4.6;
“Transaction Personal Information” has the meaning ascribed thereto in Section 9.1;
“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated hereunder;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated hereunder;
“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and
“WTO Investor” has the meaning ascribed thereto in Section 14.1(6) of the Investment Canada Act.

1.2	Interpretation Not Affected by Headings
The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender
In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action
If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency
Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS, consistently applied.

1.7	Knowledge

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In this Agreement, references to “the knowledge of Claude” means the actual knowledge of Brian Skanderbeg in his capacity as President and Chief Executive Officer of Claude and Rick Johnson in his capacity as Chief Financial Officer of Claude, in each case after reasonable enquiry within Claude and its subsidiaries and references to “the knowledge of Acquiror” means the actual knowledge of Paul Benson, in his capacity as President and Chief Executive Officer of Acquiror and Gregory Martin, in his capacity as the Senior Vice President and Chief Financial Officer of Acquiror, in each case after reasonable enquiry within Acquiror and its subsidiaries.

1.8	Schedules
The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:
Schedule A    —    Plan of Arrangement
Schedule B    —    Arrangement Resolution
Schedule C    —    Key Regulatory Approvals
Schedule D    —    Key Third Party Consents
ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement and Meetings

(a)	Claude and Acquiror agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b)
Claude and Acquiror agree that the Claude Meeting and the Acquiror Meeting shall be held on the same day and at the same time, and agree to take such actions from time to time as may be necessary in order to ensure that this occurs.

2.2	Court Orders
Claude shall apply to the Court, in a manner acceptable to Acquiror, acting reasonably, pursuant to Section 192 of the CBCA for the Interim Order and the Final Order as follows:

(a)
As soon as reasonably practicable following the date of execution of this Agreement, Claude shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide, among other things:

(i)	the class of persons to whom notice is to be provided in respect of the Arrangement and the Claude Meeting and the manner in which such notice is to be provided;

(ii)
that the requisite approval for the Arrangement Resolution shall be 66⅔% of the votes cast on the Arrangement Resolution by Claude Shareholders present in person or by proxy at the Claude Meeting (the “Claude Shareholder Approval”);

(iii)	that in all other respects, the terms, conditions and restrictions of the Claude constating documents, including quorum requirements and other matters, shall apply in respect of the Claude Meeting;

(iv)	for the grant of Dissent Rights to registered holders of Claude Shares;

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(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Claude Meeting may be adjourned from time to time by the management of Claude in accordance with the terms of this Agreement without the need for additional approval of the Court;

(vii)
that the record date for Claude Shareholders entitled to notice of and to vote at the Claude Meeting will not, unless agreed to in writing by Acquiror and Claude, change in respect of any adjournment(s) of the Claude Meeting;

(viii)
that each securityholder of Claude and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within a reasonable time.

(b)
Subject to obtaining the approvals contemplated by the Interim Order, and as may be directed by the Court in the Interim Order, Claude shall take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

2.3	Claude Meeting
Subject to receipt of the Interim Order and the terms of this Agreement:

(a)
Claude agrees to convene and conduct the Claude Meeting in accordance with the Interim Order, Claude’s constating documents, Section 2.1(b) hereof and applicable Laws on May 18, 2016, provided, however, that if (and only if) the date of the Claude Meeting falls within a Response Period, Claude shall be permitted to postpone the Claude Meeting until the fifth business day following the expiry of the Response Period.

(b)
Claude will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Acquiror and determined by Claude to be prudent in the circumstances, using proxy solicitation services.

(c)
Claude will advise Acquiror as Acquiror may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the Claude Meeting, as to the tally of the proxies received by Claude in respect of the Arrangement Resolution.

(d)
Except to comply with Section 2.1(b) hereof, Claude will not adjourn, postpone or cancel the Claude Meeting without the prior written consent of Acquiror and the obligations of Claude under this Section 2.3(d) will not be affected by the commencement, public proposal, public disclosure or communications to Claude or another person of any Acquisition Proposal relating to Claude.

(e)
Claude will promptly advise Acquiror of any written notice of dissent or purported exercise by any Claude Shareholder of Dissent Rights received by Claude in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Claude and, subject to applicable Law, any written communications sent by or on behalf of Claude to any Claude Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(f)	Promptly upon the request of Acquiror, Claude will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Acquiror a list of securityholders of all

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classes, as well as a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Acquiror thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

2.4	Claude Circular

(a)
Claude shall prepare the Claude Circular in compliance with applicable Securities Laws and file the Claude Circular as soon as practicable, and in any event on or before April 15, 2016, in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof. Without limiting the generality of the foregoing, Claude shall, in consultation with Acquiror, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in Section 2.20 thereof.

(b)
Claude shall ensure that the Claude Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Claude Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Acquiror and its affiliates, including the Consideration Shares) and shall provide Claude Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Claude Meeting. Subject to Section 7.2, the Claude Circular will include the unanimous recommendation of the Claude Board that Claude Shareholders vote in favour of the Arrangement Resolution, and a statement that each director of Claude intends to vote all of such director’s Claude Shares (including any Claude Shares issued upon the exercise of any Claude Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Claude Voting Agreements.

(c)
Acquiror will furnish to Claude all such information regarding Acquiror, its affiliates and the Consideration Shares, as may be reasonably required by Claude (including, as required by Section 14.2 of Form 51-102 F5) in the preparation of the Claude Circular and other documents related thereto. Acquiror shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Claude Circular. Acquiror shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Claude Circular in order to make any information so furnished or any information concerning Acquiror not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Acquiror.

(d)
Acquiror and its legal counsel shall be given a reasonable opportunity to review and comment on the Claude Circular, prior to the Claude Circular being printed and mailed to Claude Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Acquiror and its counsel, provided that all information relating solely to Acquiror included in the Claude Circular shall be in form and content satisfactory to Acquiror, acting reasonably. Claude shall provide Acquiror with a final copy of the Claude Circular prior to mailing to the Claude Shareholders.

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(e)
Claude and Acquiror shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Claude only with respect to Claude and in the case of Acquiror only with respect to Acquiror) that the Claude Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Claude Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Claude Circular, as required or appropriate, and Claude shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Claude Circular to Claude Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

(f)	Claude shall keep Acquiror informed of any requests or comments made by Securities Authorities in connection with the Claude Circular.

2.5	Acquiror Meeting
Subject to the terms of this Agreement:

(a)	Acquiror agrees to convene and conduct the Acquiror Meeting in accordance with Acquiror’s constating documents, Section 2.1(b) hereof and applicable Laws on May 18, 2016.

(b)
Acquiror will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Acquiror Resolution, including, if so requested by Claude and determined by Acquiror to be prudent in the circumstances, using proxy solicitation services.

(c)
Acquiror will advise Claude as Claude may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the Acquiror Meeting, as to the tally of the proxies received by Acquiror in respect of the Acquiror Resolution.

(d)
Except to comply with Section 2.1(b) hereof, Acquiror will not adjourn, postpone or cancel the Acquiror Meeting without the prior written consent of Claude and the obligations of Acquiror under this Section 2.5(d) will not be affected by the commencement, public proposal, public disclosure or communications to Acquiror or another person of any Acquisition Proposal relating to Acquiror.

(e)
Promptly upon the request of Claude, Acquiror will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Claude a list of securityholders of all classes, as well as a security position listing from each depositors of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Claude thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

2.6	Acquiror Circular

(a)
Acquiror shall prepare the Acquiror Circular in compliance with applicable Securities Laws and file the Acquiror Circular as soon as practicable, and in any event on or before April 15, 2016, in all jurisdictions where the same is required to be filed and mail the same in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof. Without limiting the generality of the foregoing, Acquiror shall, in consultation with Claude, use all commercially reasonable efforts to abridge the timing contemplated by National

16

Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in Section 2.20 thereof.

(b)
Acquiror shall ensure that the Acquiror Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Acquiror Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Claude and its affiliates, including the Claude Shares) and shall provide Acquiror Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Acquiror Meeting. Subject to Section 7.2, the Acquiror Circular will include the unanimous recommendation of the Acquiror Board that Acquiror Shareholders vote in favour of the Acquiror Resolution, and a statement that each director of Acquiror intends to vote all of such director’s Acquiror Shares (including any Acquiror Shares issued upon the exercise of any Acquiror Options) in favour of the Acquiror Resolution, subject to the other terms of this Agreement and the Acquiror Voting Agreements.

(c)
Claude will furnish to Acquiror all such information regarding Claude, its affiliates and the Claude Shares as may be reasonably required by Acquiror (including, as required by Section 14.2 of Form 51-102 F5) in the preparation of the Acquiror Circular and other documents related thereto. Claude shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Acquiror Circular. Claude shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Acquiror Circular in order to make any information so furnished or any information concerning Claude not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Claude.

(d)
Claude and its legal counsel shall be given a reasonable opportunity to review and comment on the Acquiror Circular, prior to the Acquiror Circular being printed and mailed to Acquiror Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Claude and its counsel, provided that all information relating solely to Claude included in the Acquiror Circular shall be in form and content satisfactory to Claude, acting reasonably. Acquiror shall provide Claude with a final copy of the Acquiror Circular prior to mailing to the Acquiror Shareholders.

(e)
Claude and Acquiror shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Claude only with respect to Claude and in the case of Acquiror only with respect to Acquiror) that the Acquiror Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Acquiror Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Acquiror Circular, as required or appropriate, and Acquiror shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Acquiror Circular to Acquiror Shareholders and, if required by applicable Laws, file the same with the Securities Authorities and as otherwise required.

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(f)	Acquiror shall keep Claude informed of any requests or comments made by Securities Authorities in connection with the Acquiror Circular.

2.7	Solicitation of Proxies
Acquiror may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Arrangement Resolution. Claude may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Acquiror Resolution.

2.8	Final Order
If: (i) the Interim Order is obtained; (ii) the Arrangement Resolution is passed at the Claude Meeting by Claude Shareholders as provided for in the Interim Order and as required by applicable Law; (iii) the Key Regulatory Approvals and Key Third Party Consents are obtained; and (iv) the Acquiror Shareholder Approval is obtained, subject to the terms of this Agreement, Claude shall as soon as reasonably practicable thereafter and in any event within three business days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

2.9	Court Proceedings
Subject to the terms of this Agreement, Acquiror will cooperate with, assist and consent to Claude seeking the Interim Order and the Final Order, including by providing Claude on a timely basis any information required to be supplied by Acquiror in connection therewith. Claude will provide legal counsel to Acquiror with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Claude will also provide legal counsel to Acquiror on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Claude or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Claude will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Acquiror’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Acquiror to agree or consent to any increase in the consideration or other modification or amendment to such filed or served materials that expands or increases Acquiror’s obligations set forth in this Agreement.

2.10	Payment of Consideration
Acquiror will, following receipt of the Final Order and prior to the Effective Time, ensure that the Depositary has been provided with sufficient Consideration Shares and Cash Consideration in escrow to pay the aggregate Consideration to be paid pursuant to the Arrangement to the Claude Shareholders.

2.11	Preparation of Filings
Acquiror and Claude shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.12	Articles of Arrangement and Closing

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(a)
The Articles of Arrangement will implement the Plan of Arrangement. Subject to the Interim Order, the Final Order and any applicable Law, the Parties may amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.3 of this Agreement to add, remove or amend any steps or terms in a manner determined to be necessary by Acquiror, acting reasonably, provided that the Plan of Arrangement will not be amended in any manner which: (i) is prejudicial to Claude, the Claude securityholders or any other persons bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement or would result in Claude incurring any obligations or liabilities; or (ii) creates, in the view of Claude, acting reasonably, a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Key Regulatory Approval or the satisfaction of any condition set forth in Article 7 hereof.

(b)
Subject to obtaining the Final Order, by not later than the fifth business day after the satisfaction or waiver (if such condition is capable of waiver) of the conditions (excluding conditions that, by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, if capable of waiver, waiver of those conditions as of the Effective Date) set forth in Article 6, the Articles of Arrangement will be filed by Claude with the Director. Upon such filing, unless otherwise provided in the Plan of Arrangement, the events set out in Section 3.1 of the Plan of Arrangement will occur in the sequence indicated in that Section and each Claude Share and Claude Option outstanding immediately prior to the Effective Time will be purchased (in the case of the Claude Shares) or exchanged for options issued by Acquiror (in the case of Claude Options) as provided in the Plan of Arrangement. The Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Laws, including the CBCA.

(c)
The closing of the transactions contemplated hereby and by the Plan of Arrangement will take place at the offices of Blake, Cassels & Graydon LLP in Vancouver, British Columbia (or at such other location as may be agreed upon by Acquiror and Claude) at the Effective Time (or such other time as may be agreed by Acquiror and Claude) on the Effective Date.

2.13	Announcement and Shareholder Communications
Acquiror and Claude shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Acquiror and Claude, the text and timing of each such announcement to be approved by Acquiror and Claude in advance, acting reasonably. Acquiror and Claude agree to co-operate in the preparation of presentations, if any, to Claude Shareholders and Acquiror Shareholders regarding the Plan of Arrangement, and neither Claude nor Acquiror shall: (i) issue any news release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (ii) make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.14	Withholding Taxes
Acquiror, Claude, and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Claude securityholders such amounts as Acquiror, Claude, or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect

19

of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.15	U.S. Securities Law Matters
The Parties agree that the Arrangement will be structured and carried out with the intention that assuming the Final Order is granted by the Court, all Consideration Shares issued on completion of the Arrangement to Claude Shareholders and all Converted Acquiror Options issued upon completion of the Arrangement to holders of Claude Options will be issued by Acquiror in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder and pursuant to exemptions from applicable state securities laws. In furtherance of the foregoing:

(a)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to issue the Final Order;

(b)
the Claude Circular shall state that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Acquiror in reliance on the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act; and

(c)
the Claude Circular shall state that the Converted Acquiror Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Acquiror in reliance on the exemption provided under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued in reliance on the exemption provided under Section 3(a)(10) of the U.S. Securities Act; therefore, the common shares of Acquiror issuable upon exercise of the Converted Acquiror Options cannot be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Converted Acquiror Options may only be exercised pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF CLAUDE

3.1	Representations and Warranties
Claude hereby represents and warrants to and in favour of Acquiror as follows, except to the extent that such representations and warranties are qualified by the Claude Disclosure Letter and acknowledges that Acquiror is relying upon such representations and warranties in connection with the entering into of this Agreement that:

(a)
Board Approval. As of the date hereof, the Claude Board, after consultation with its financial and legal advisors and receipt and review of a recommendation by the Special Committee, has determined that the Plan of Arrangement is in the best interests of Claude and that, on the basis of an opinion from its financial advisor, the Consideration is fair, from a financial point of view, to the Claude Shareholders and has resolved unanimously to recommend to the Claude Shareholders that they vote in favour of the Arrangement Resolution. The Claude Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

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(b)
Fairness Opinion. The Claude Board has received the opinion of National Bank Financial Inc., the financial advisor to Claude, and the Special Committee has received the opinion of Canaccord Genuity Corp. the financial advisor to the Special Committee, to the effect that, as of the date of such opinions, subject to the assumptions, qualifications and limitations set out therein, the Consideration is fair, from a financial point of view, to the Claude Shareholders other than the Acquiror.

(c)
Organization and Qualification. Claude and each of its material subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Claude and each of its material subsidiaries: (A) has all Permits necessary to conduct its business substantially as now conducted, as such business is disclosed in the Claude Public Disclosure Record, except where the failure to have such Permit would not reasonably be expected to have a Material Adverse Effect on Claude; and (B) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Claude.

(d)
Authority Relative to this Agreement. Claude has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Claude and the performance by Claude of its obligations under this Agreement have been duly authorized by the Claude Board and except for Claude Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Claude and, constitutes a legal, valid and binding obligation of Claude, enforceable against Claude in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)
No Violation. Neither the authorization, execution and delivery of this Agreement by Claude nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Claude with any of the provisions of this Agreement will:

(1)
violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents that relate to Claude, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Claude or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Claude or any of its subsidiaries, under any of the terms, conditions or provisions of:

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(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)
any Permit or Material Contract to which Claude or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Claude or any of its subsidiaries is bound; or

(2)	subject to obtaining the Key Regulatory Approvals,

(A)
result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Claude or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect relating to Claude or any of its subsidiaries
(except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents (expressly excluding the Key Third Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Claude);

(3)
give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit; or

(4)
result in any material, individually or in the aggregate, payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director, officer or employee of Claude or any subsidiary of Claude or increase any benefits otherwise payable under any pension or benefit plan of Claude or any subsidiary of Claude or result in the acceleration of the time of payment or vesting of any such benefits.

The Key Third Party Consents relating to Claude listed in Schedule D are the only consents, approvals and notices required from any third party under any Contracts of Claude or any of its material subsidiaries in order for Claude and its material subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)
Capitalization. The authorized share capital of Claude consists of an unlimited number of Claude Shares and two classes of unlimited preferred shares issuable in series. As of the close of business on March 4, 2016, 197,419,047 Claude Shares were issued and outstanding, an aggregate of up to 8,358,086 Claude Shares were issuable upon the exercise of Claude Options and no preferred shares were issued and outstanding. There are no other options, warrants, conversion privileges or other rights, shareholder rights plans (other than the Claude Shareholder Rights Plan, a true and correct copy of which is filed on SEDAR), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any

22

character whatsoever requiring or which may require the issuance, sale or transfer by Claude of any securities of Claude (including Claude Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Claude (including Claude Shares) or any material subsidiary of Claude. As at March 4, 2016 there were 1,707,255 Claude DSUs outstanding under the Claude Deferred Share Unit Plan and 985,360 Claude RSUs outstanding under the Claude Restricted Share Unit Plan. All outstanding Claude Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Claude Shares issuable upon the exercise of Claude Options in accordance with their terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Claude (including the Claude Shares and the Claude Options) have been issued in compliance with all applicable Laws and Securities Laws. There are no securities of Claude or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Claude Shareholders on any matter. There are no outstanding contractual or other obligations of Claude or any subsidiary to repurchase, redeem or otherwise acquire any of Claude’s securities or with respect to the voting or disposition of any outstanding securities of any of its material subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Claude or any of its subsidiaries having the right to vote with the holders of the outstanding Claude Shares on any matters.

(g)	Claude Shareholder Rights Plan. Claude has taken all corporate action required for it to perform its obligations under Section 5.3(a) hereof.

(h)
Reporting Status and Securities Laws Matters. Claude is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of Claude and, to the knowledge of Claude, no inquiry or investigation (formal or informal) of any Securities Authority or the Exchange is in effect or ongoing or, to the knowledge of Claude, expected to be implemented or undertaken with respect to the foregoing.

(i)
Ownership of Subsidiaries. Schedule 3.1(i) of the Claude Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by Claude, each of which is wholly-owned. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Claude are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Claude are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Claude. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Claude to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Claude. All ownership interests of Claude and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third Parties.

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Schedule 3.1(i) of the Claude Disclosure Letter includes a complete and accurate list of all securities owned by Claude of another corporate person, other than its subsidiaries.

(j)
Public Filings. Claude has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the Exchange. All such documents and information comprising the Claude Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Claude Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchange. Claude has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such terms are defined under the Securities Act) in any of the information contained in the Claude Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Claude Public Disclosure Record.

(k)
Claude Financial Statements. Claude’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2014 and 2013 (including the notes thereto) and Claude’s unaudited financial statements for the interim period ended September 30, 2015 including, in each case the related management’s discussion and analysis (“Claude MD&A”) (collectively, the “Claude Financial Statements”) were prepared in accordance with IFRS consistently applied (except: (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Claude’s independent auditors; or (B) in the case of unaudited interim statements, are subject to normal period end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Claude and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Claude and its subsidiaries on a consolidated basis. There has been no material change in Claude’s accounting policies, except as described in the notes to the Claude Financial Statements, since December 31, 2014.

(l)
Internal Controls and Financial Reporting. Claude: (i) has designed disclosure controls and procedures to provide reasonable assurance that financial information relating to Claude, including its consolidated subsidiaries, is accurate and reliable and is made known to the Chief Executive Officer and the Chief Financial Officer of Claude by others within those entities, particularly during the periods in which filings are being prepared; (ii) has designed internal controls to provide reasonable assurance regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (iii) has disclosed in the Claude MD&A for its most recently completed financial year, for each material weakness relating to design existing at the financial year end (x) a description of the material weakness, (y) the impact of the material weakness on Claude’s financial reporting and internal controls over financial reporting; and (z) Claude’s further plans, if any, or any actions already undertaken, for remediating the material weakness.

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(m)
Corrupt Practices Legislation. Neither Claude, its subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Claude or any of its subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Claude or any of its subsidiaries or affiliates to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Claude no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Claude or any of its subsidiaries or affiliates.

(n)
Books and Records. The financial books, records and accounts of Claude and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Claude and its material subsidiaries and accurately and fairly reflect the basis for Claude Financial Statements.

(o)
Minute Books. The minute books of Claude and each of its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between Acquiror and Claude; provided that minutes for recent meetings of the Claude Board and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with Claude’s past practice.

(p)
No Undisclosed Liabilities. Claude and its subsidiaries on a consolidated basis have no material outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, that are material to Claude, other than those specifically identified in the Claude Financial Statements, or incurred in the ordinary course of business since the date of the most recent Claude Financial Statements.

(q)	Working Capital. Claude’s working capital position (equal to current assets minus current liabilities and minus long-term debt) on February 29, 2016 was not less than $27 million.

(r)
No Material Change. Since December 31, 2014 there has been no material change in respect of Claude and its material subsidiaries, taken as a whole, except as disclosed in the Claude Public Disclosure Record, and the debt, business and material property of Claude and its material subsidiaries conform in all material respects to the description thereof contained in the Claude Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Claude on any Claude Shares. Since December 31, 2014 (i) there has not been a material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of Claude and its material subsidiaries taken as a whole and (ii) Claude and its material subsidiaries have carried on business in the ordinary course.

(s)
Litigation. There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Claude, threatened affecting Claude or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws.

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Neither Claude nor any of its material subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(t)	Taxes. Except as provided for in the Claude Financial Statements,

(i)
Claude and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects.

(ii)
Claude and each of its material subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Claude Financial Statements.

(iii)
No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Claude or any of its material subsidiaries, and neither Claude nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Claude, threatened against Claude or any of its material subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect.

(iv)
No claim has been made by any Governmental Entity in a jurisdiction where Claude and any of its material subsidiaries does not file Returns that Claude or any of its material subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Claude or any of its material subsidiaries.

(vi)
Claude and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect to Claude.

(vii)
There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Claude or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)	All the income and capital Tax returns, audit reports and assessments in the Claude Data Room Information were true correct and complete copies of such returns, audit reports and assessments.

(u)	Property.

(i)	The Claude Properties are accurately described in the Claude Public Disclosure Record.

(ii)	The Claude Public Disclosure Record together with the Claude Data Room Information discloses all real and material immoveable property legally or beneficially

26

owned, licensed, or leased by Claude or its material subsidiaries, or in respect of which Claude or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and permits for the use of real and immoveable property, and there is no other material real and immoveable property in respect of which Claude or its material subsidiaries has any interest.

(iii)
The Concessions relating to the Claude Properties are the only mining concessions, claims, leases, licenses, permits or other rights that are required to conduct the activities of Claude or its material subsidiaries as currently conducted.

(iv)
Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Claude (i) each Concession relating to the Claude Properties is in full force and effect and in good standing and (ii) the interests of Claude or its material subsidiaries in each Concession relating to the Claude Properties is held free and clear of all Liens. The Claude Public Disclosure Record together with the Claude Data Room Information accurately describes, in all material respects: (A) the interests of Claude and its material subsidiaries in each of the material Concessions relating to the Claude Properties; and (B) the agreement or document pursuant to which Claude or its material subsidiaries holds its interest in each material Concession relating to the Claude Properties. Claude or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Claude Properties.

(v)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Claude:

(A)
each Concession relating to the Claude Properties comprises a valid and subsisting mineral claim or concession in each case in all material respects, and Claude or its material subsidiaries enjoys legally enforceable access to the Claude Properties as may be required to conduct the activities of Claude or its material subsidiaries as currently conducted;

(B)	any and all assessment work required to be performed and filed in respect of the Claude Properties or under the Concessions relating to the Claude Properties has been performed and filed;

(C)
any and all Taxes and other payments required to be paid in respect of the Claude Properties and the Concessions relating to the Claude Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the Claude Properties have been paid;

(D)	any and all filings required to be filed in respect of the Claude Properties and the Concessions relating to the Claude Properties have been filed;

(E)	Claude or its material subsidiaries have the exclusive right to deal with the Claude Properties and the Concessions relating to the Claude Properties;

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(F)	no other person has any material interest in the Claude Properties or the Concessions relating to the Claude Properties or any right to acquire any such interest;

(G)
there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Claude’s or any of its material subsidiaries’ interests in the Claude Properties or the Concessions relating to the Claude Properties; and

(H)
neither Claude nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Claude’s or any of its material subsidiaries’ interests in the Claude Properties or the Concessions relating to the Claude Properties.

(vi)
Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Claude, all work and activities carried out on the Claude Properties and the Concessions relating to the Claude Properties by Claude or its material subsidiaries or, to the knowledge of Claude, by any other person appointed by Claude or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Claude nor any of its material subsidiaries, nor, to the knowledge of Claude, any other person, has received any notice of any material breach of any such applicable Laws.

(v)
Title and Rights re: Other Assets. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on Claude and other than the Claude Properties and Claude Material Permits (which are addressed elsewhere), Claude and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Claude Financial Statements, free and clear of all Liens, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by Claude or any of its material subsidiaries and there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect Claude’s or any of its material subsidiaries’ interest in any of the foregoing-described properties and assets.

(w)
Contracts. Schedule 3.1(w) of the Claude Disclosure Letter includes a complete and accurate list of all Material Contracts to which Claude or any of its material subsidiaries is a party and that are currently in force (the “Claude Material Contracts”). All Claude Material Contracts are in full force and effect, and Claude or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Claude has made available to Acquiror for inspection true and complete copies of all of the Claude Material Contracts. All of the Claude Material Contracts are valid and binding obligations of Claude or a material subsidiary of Claude as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Claude and its material subsidiaries have complied in all material respects with all terms of the Claude Material Contracts, have paid all amounts due thereunder of, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Claude or any of its material subsidiaries or, to the knowledge of Claude, on

28

the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Claude Material Contracts. As at the date hereof, neither Claude nor any of its material subsidiaries has received written notice that any party to a Claude Material Contract intends to cancel, terminate or otherwise modify or not renew such Claude Material Contract, and to the knowledge of Claude, no such action has been threatened. Neither Claude nor any of its material subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Claude or any of its material subsidiaries.

(x)
Permits. Claude and each of its material subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, except where such non-compliance would not, individually or in the aggregate, reasonably be excepted to have a Material Adverse Effect on Claude (the “Claude Material Permits”). All of the Claude Material Permits have been disclosed to the Acquiror in the Claude Data Room Information. To the knowledge of Claude, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Claude Material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Claude Public Disclosure Documents.

(y)
Intellectual Property. There is no action, suit, proceeding or claim pending or to the knowledge of Claude, threatened by others challenging Claude’s or any of its material subsidiaries’ rights in or to any Intellectual Property which is used for the conduct of Claude’s and its material subsidiaries’ business as currently carried on as set forth in the Claude Public Disclosure Documents.

(z)	Environmental Matters. Each of Claude and its material subsidiaries and their respective businesses and operations:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)
(i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)
is not involved in any remediation, reclamation or other environmental operations outside the ordinary course of business and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities, except in each case as disclosed

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in the Claude Public Disclosure Record or where it would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Claude.

(aa)
Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources (“MRMR”) disclosed in the Claude Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The draft MRMR included in the Claude Data Room Information have been prepared in all material respect in accordance with applicable Laws. The information provided by Claude to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Claude and its subsidiaries, taken as a whole, from the amounts disclosed in the Claude Public Disclosure Record.

(bb)	Regulatory.

(i)
Claude and its material subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Claude or its material subsidiaries or their respective activities (collectively, the “Claude Regulatory Authorities”); and

(ii)
Claude and its material subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Claude Regulatory Authorities (the “Claude Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Claude Regulatory Authorities. Claude and its material subsidiaries have not received any written notices or other correspondence from the Claude Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Claude Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Claude or any of its material subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on Claude.

(cc)	Employee Benefits.

(i)
Claude and each of its material subsidiaries has complied, in all material respects, with the terms of all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Claude or any such material subsidiary or in respect of which Claude or any of its material subsidiaries has any actual or potential liability (collectively, the “Claude Benefit Plans”) and with all applicable Laws and any collective bargaining agreements relating thereto.

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(ii)
Schedule 3.1(cc) of the Claude Disclosure Letter lists all Claude Benefit Plans and Claude has furnished to Acquiror true, correct, up-to-date and complete copies of all of the Claude Benefit Plans as amended as of the date hereof together with all related documentation, including trust agreements, insurance contracts or other funding arrangements, the most recent financial statements, any material correspondence with a Governmental Entity, any filings, plan summaries, employee booklets and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of Claude and their beneficiaries concerning each Claude Benefit Plan, accurately describe the benefits provided under each such Claude Benefit Plan referred to therein. For any Claude Benefit Plan that is not set out in writing, a written summary of its material terms has provided in the Claude Data Room Information.

(iii)
No Claude Benefit Plan is a “registered pension plan” as that term is defined in Section 248(1) of the Tax Act or a “multi-employer pension plan” or a “multi-employer plan” as those terms (or equivalent terms) are used in applicable provincial pension standards legislation and Claude and its material subsidiaries have never maintained, sponsored or contributed to any such “registered pension plan”, “multi-employer pension plan”, “multi-employer plan” on behalf of the employees or former employees of Claude and its material subsidiaries.

(iv)
Each Claude Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Claude Benefit Plan (including the terms of any documents in respect of such Claude Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which Claude or Acquiror could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the Claude Benefit Plan or applicable Laws.

(v)
All obligations of Claude or any of its material subsidiaries regarding the Claude Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Claude Benefit Plans by Claude or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Claude Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(vi)
Each Claude Benefit Plan is insured or funded in compliance with the terms of such Claude Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Claude or any of its material subsidiaries from any such Governmental Entities.

(vii)
To the knowledge of Claude: (A) no Claude Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other

31

proceeding, action or claim or to affect the registration or qualification of any Claude Benefit Plan required to be registered or qualified.

(viii)
Claude and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Claude Benefit Plan or to improve or change the benefits provided under any Claude Benefit Plan.

(ix)	There is no entity other than Claude and any of its material subsidiaries participating in any Claude Benefit Plan.

(x)	None of the Claude Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(xi)
Neither the execution and delivery of this Agreement by Claude nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Claude with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Claude or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Claude Benefit Plan.

(xii)
All data necessary to administer each Claude Benefit Plan is in the possession of Claude or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Claude Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(xiii)	None of the Claude Benefit Plans are subject to the Laws of any jurisdiction outside of Canada.

(dd)	Labour and Employment.

(i)
No employee of Claude or its material subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternity or parental leave or unpaid sick leave) or worker’s compensation leave. As of the date of this Agreement, none of the material employees of Claude or its material subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers compensation legislation in relation to the employees of Claude and its material subsidiaries have been paid or accrued by Claude and its material subsidiaries, as applicable, and Claude and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)
No employee of Claude or any of its material subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement.

(iii)	Schedule 3.1(dd) of the Claude Disclosure Letter contains a complete and accurate list of all Contracts or arrangements for the employment or services of any officer, director, agent or consultant.

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(iv)
There are no outstanding or, to the knowledge of Claude, pending or threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or employee association as bargaining agent for any employees of Claude or any of its material subsidiaries. To the knowledge of Claude, there are no threatened or apparent organizing activities by a trade union or employee association involving employees of Claude or any of its material subsidiaries. Claude and its material subsidiaries are not certified to or entered into a voluntary recognition arrangement with a trade union or employee association and are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed.)

(v)
The Claude Financial Statements include adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.

(ee)
Compliance with Laws. Claude and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Claude.

(ff)
Absence of Cease Trade Orders. No order ceasing or suspending trading in Claude Shares (or any of them) or any other securities of Claude is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Claude, are pending, contemplated or threatened.

(gg)
Related Party Transactions. There are no Contracts or other transactions currently in place between Claude or any of its material subsidiaries, on the one hand, and: (i) to the knowledge of Claude, any officer or director of Claude or any of its material subsidiaries; (ii) to the knowledge of Claude, any holder of record or, to the knowledge of Claude, beneficial owner of 10% or more of the Claude Shares; and (iii) to the knowledge of Claude, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(hh)	Registration Rights. No Claude Shareholder has any right to compel Claude to register or otherwise qualify the Claude Shares (or any of them) for public sale or distribution.

(ii)
Rights of Other Persons. No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Claude or any of its material subsidiaries, or any part thereof.

(jj)
Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Claude or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Claude.

(kk)
Brokers. Except as disclosed in writing by Claude to Acquiror, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby

33

based upon arrangements made by or on behalf of Claude, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 3.1(kk) to the Claude Disclosure Letter.

(ll)
Insurance. As of the date hereof, Claude and its material subsidiaries have such policies of insurance as are listed in Schedule 3.1(ll) of the Claude Disclosure Letter. All insurance maintained by Claude or any of its material subsidiaries is in full force and effect and in good standing and neither Claude nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Claude or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Claude or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect on Claude.

(mm)	United States Securities Laws.

(i)	Claude is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act; and

(ii)	Claude is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

(nn)
Hart-Scott-Rodino Act. Claude (and all entities "controlled by" Claude for purposes of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act")) does not hold assets located in the United States with a fair market value of greater than U.S. $78.2 million and has not made aggregate sales in or into the United States of over U.S.$78.2 million in its most recent fiscal year. If, before the Effective Time, the U.S. Federal Trade Commission changes the current U.S.$78.2 million threshold amount for the exemption provided by Rule 802.51 of the HSR Act (Acquisition of voting securities of a foreign issuer), the new threshold amount shall apply and replace the U.S.$78.2 million referenced above effective as of the date of this Agreement.

3.2	Survival of Representations and Warranties
The representations and warranties of Claude contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

4.1	Representations and Warranties
Acquiror hereby represents and warrants to and in favour of Claude as follows, except to the extent that such representations and warranties are qualified by the Acquiror Disclosure Letter and acknowledges that Claude is relying upon such representations and warranties in connection with the entering into of this Agreement that:

(a)	Board Approval. As of the date hereof, the Acquiror Board, after consultation with its financial and legal advisors, has determined that the Acquiror Resolution is in the best

34

interests of Acquiror and has resolved unanimously to recommend to the Acquiror Shareholders that they vote in favour of the Acquiror Resolution. The Acquiror Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)	Fairness Opinion. The Acquiror Board has received an opinion of Macquarie Capital Markets Canada Ltd., its financial advisor, to the effect that the Arrangement is fair to the Acquiror.

(c)
Organization and Qualification. Acquiror and each of its material subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Acquiror and each of its material subsidiaries: (A) has all Permits necessary to conduct its business substantially as now conducted, as such business is disclosed in the Acquiror Public Disclosure Record, except where the failure to have such Permit would not reasonably be expected to have a Material Adverse Effect on Acquiror; and (B) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Acquiror.

(d)
Authority Relative to this Agreement. Acquiror has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquiror and the performance by Acquiror of its obligations under this Agreement have been duly authorized by the Acquiror Board and except for the Acquiror Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror enforceable against Acquiror in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)
No Violation. Neither the authorization, execution and delivery of this Agreement by Acquiror nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Acquiror with any of the provisions of this Agreement will:

(1)
violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents that relate to Acquiror, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Acquiror or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Acquiror or any of its subsidiaries, under any of the terms, conditions or provisions of:

35

(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)
any Permit or Material Contract to which Acquiror or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Acquiror or any of its subsidiaries is bound; or

(2)	subject to obtaining the Key Regulatory Approvals,

(A)
result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Acquiror or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect relating to Acquiror or any of its subsidiaries
(except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents (expressly excluding the Key Third Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Acquiror);

(3)
give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit; or

(4)
result in any material, individually or in the aggregate, payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director, officer or employee of Acquiror or any subsidiary of Acquiror or increase any benefits otherwise payable under any pension or benefit plan of Acquiror or any subsidiary of Acquiror or result in the acceleration of the time of payment or vesting of any such benefits.

The Key Third Party Consents relating to Acquiror listed in Schedule D are the only consents, approvals and notices required from any third party under any Contracts of Acquiror or any of its material subsidiaries in order for Acquiror and its material subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)
Capitalization. The authorized share capital of Acquiror consists of an unlimited number of Acquiror Shares. As of the close of business on March 4, 2016, 80,826,484 Acquiror Shares were issued and outstanding and an aggregate of up to 3,193,106 Acquiror Shares were issuable upon the exercise of Acquiror Options. There are no other options, warrants, conversion privileges or other rights, shareholder rights plans (other than the Acquiror Shareholders Rights Plan a true and correct copy of which is filed on SEDAR), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character

36

whatsoever requiring or which may require the issuance, sale or transfer by Acquiror of any securities of Acquiror (including Acquiror Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Acquiror (including Acquiror Shares) or any material subsidiary of Acquiror. All outstanding Acquiror Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Acquiror Shares issuable upon the exercise of Acquiror Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Acquiror (including the Acquiror Shares and the Acquiror Options) have been issued in compliance with all applicable Laws and Securities Laws. There are no securities of Acquiror or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Acquiror Shareholders on any matter. There are no outstanding contractual or other obligations of Acquiror or any subsidiary to repurchase, redeem or otherwise acquire any of Acquiror’s securities or with respect to the voting or disposition of any outstanding securities of any of its material subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Acquiror or any of its subsidiaries having the right to vote with the holders of the outstanding Acquiror Shares on any matters. Schedule 4.1(f) of the Acquiror Disclosure Letter includes a complete and accurate list of all material subsidiaries owned, directly or indirectly, by Acquiror, each of which is wholly-owned. Schedule 4.1(f) of the Acquiror Disclosure Letter includes a complete and accurate list of all securities owned by Acquiror of any other corporate person, other than its subsidiaries.

(g)
Reporting Status and Securities Laws Matters. Acquiror is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of Acquiror and, to the knowledge of Acquiror, no inquiry or investigation (formal or informal) of any Securities Authority or the Exchange, is in effect or ongoing or, to the knowledge of Acquiror, expected to be implemented or undertaken with respect to the foregoing.

(h)
Public Filings. Acquiror has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the Exchange. All such documents and information comprising the Acquiror Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Acquiror Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchange. Acquiror has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in any of the information contained in the Acquiror Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Acquiror Public Disclosure Record.

(i)
Acquiror Financial Statements. Acquiror’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2014 and 2015 (including the notes thereto), including, the related management’s discussion and analysis (“Acquiror MD&A”)

37

(collectively, the “Acquiror Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Acquiror’s independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Acquiror and its subsidiaries as of the date thereof and for the periods indicated therein and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Acquiror and its subsidiaries on a consolidated basis. There has been no material change in Acquiror’s accounting policies, except as described in the notes to the Acquiror Financial Statements, since December 31, 2015.

(j)
Internal Controls and Financial Reporting. Acquiror: (i) has designed disclosure controls and procedures to provide reasonable assurance that financial information relating to Acquiror, including its consolidated subsidiaries, is accurate and reliable and is made known to the Chief Executive Officer and the Chief Financial Officer of Acquiror by others within those entities, particularly during the periods in which filings are being prepared; (ii) has designed internal controls to provide reasonable assurance regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (iii) has disclosed in the Acquiror MD&A for its most recently completed financial year, for each material weakness relating to design existing at the financial year end (x) a description of the material weakness, (y) the impact of the material weakness on Acquiror’s financial reporting and internal controls over financial reporting; and (z) Acquiror’s further plans, if any, or any actions already undertaken, for remediating the material weakness.

(k)
Corrupt Practices Legislation. Neither Acquiror, its subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Acquiror or any of its subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Acquiror or any of its subsidiaries or affiliates to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Acquiror no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Acquiror or any of its subsidiaries or affiliates.

(l)
Books and Records. The financial books, records and accounts of Acquiror and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Acquiror and its material subsidiaries and accurately and fairly reflect the basis for Acquiror Financial Statements.

(m)
Minute Books. The minute books of Acquiror and each of its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between Acquiror and Claude; provided that minutes for recent meetings of the Acquiror Board and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with Acquiror’s past practice.

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(n)
No Undisclosed Liabilities. Acquiror and its subsidiaries on a consolidated basis have no material outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person that are material to Acquiror, other than those specifically identified in the Acquiror Financial Statements, or incurred in the ordinary course of business since the date of the most recent Acquiror Financial Statements.

(o)
No Material Change. Since December 31, 2015 (i) there has been no material change in respect of Acquiror and its material subsidiaries, taken as a whole, and the debt, business and material property of Acquiror and its material subsidiaries, on a consolidated basis, conform in all material respects to the description thereof contained in the Acquiror Public Disclosure Record; (ii) there has been no dividend or distribution of any kind declared, paid or made by Acquiror on any Acquiror Shares; (iii) there has not been a material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of Acquiror and its material subsidiaries taken as a whole; and (iv) Acquiror and its material subsidiaries have carried on business in the ordinary course.

(p)
Litigation. Except as disclosed in the Acquiror Public Disclosure Record, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Acquiror, threatened affecting Acquiror or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Acquiror nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(q)	Taxes. Except as provided for in the Acquiror Financial Statements,

(i)
Acquiror and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects.

(ii)
Acquiror and each of its material subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Acquiror Financial Statements.

(iii)
No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Acquiror or any of its material subsidiaries, and, neither Acquiror nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Acquiror, threatened against Acquiror or any of its material subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect.

(iv)
No claim has been made by any Governmental Entity in a jurisdiction where Acquiror and any of its material subsidiaries does not file Returns that Acquiror or any of its material subsidiaries is or may be subject to Tax by that jurisdiction.

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(v)	There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Acquiror or any of its material subsidiaries.

(vi)
Acquiror and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect on Acquiror.

(vii)
There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Acquiror or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)	All the income and capital Tax returns, audit reports and assessments in the Acquiror Data Room Information were true correct and complete copies of such returns, audit reports and assessments.

(r)	Property.

(i)	The Acquiror Properties are accurately described in the Acquiror Public Disclosure Record.

(ii)
The Acquiror Public Disclosure Record together with the Acquiror Data Room Information discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by Acquiror or its material subsidiaries, or in respect of which Acquiror or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and permits for the use of real and immoveable property, and there is no other material real and immoveable property in respect of which Acquiror or its material subsidiaries has any interest;

(iii)
The Concessions relating to the Acquiror Properties are the only mining concessions, claims, leases, licenses, permits or other rights that are required to conduct the activities of Acquiror or its material subsidiaries on the Acquiror Properties as currently conducted.

(iv)
Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Acquiror (i) each Concession relating to the Acquiror Properties is in full force and effect and in good standing and (ii) the interests of Acquiror or its material subsidiaries in each Concession relating to the Acquiror Properties is held free and clear of all Liens. The Acquiror Public Disclosure Record together with the Acquiror Data Room Information accurately describes, in all material respects: (A) the interests of Acquiror and its material subsidiaries in each of the material Concessions relating to the Acquiror Properties; and (B) the agreement or document pursuant to which Acquiror or its material subsidiaries holds its interest in each material Concession relating to the Acquiror Properties. Acquiror or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Acquiror Properties.

(v)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Acquiror:

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(A)
each Concession relating to the Acquiror Properties comprises a valid and subsisting mineral claim or concession in each case in all material respects and Acquiror or its material subsidiaries enjoys legally enforceable access to the Acquiror Properties as may be required to conduct the activities of Acquiror or its material subsidiaries as currently conducted;

(B)	any and all assessment work required to be performed and filed in respect of the Acquiror Properties or under the Concessions relating to the Acquiror Properties has been performed and filed;

(C)
any and all Taxes and other payments required to be paid in respect of the Acquiror Properties and the Concessions relating to the Acquiror Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the Acquiror Properties have been paid;

(D)	any and all filings required to be filed in respect of the Acquiror Properties and the Concessions relating to the Acquiror Properties have been filed;

(E)	Acquiror or its material subsidiaries have the exclusive right to deal with the Acquiror Properties and the Concessions relating to the Acquiror Properties;

(F)	no other person has any material interest in the Acquiror Properties or the Concessions relating to the Acquiror Properties or any right to acquire any such interest;

(G)
there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Acquiror’s or any of its material subsidiaries’ interests in the Acquiror Properties or the Concessions relating to the Acquiror Properties; and

(H)
neither Acquiror nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Acquiror’s or any of its material subsidiaries’ interests in the Acquiror Properties or the Concessions relating to the Acquiror Properties.

(vi)
Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Acquiror, all work and activities carried out on the Acquiror Properties and the Concessions relating to the Acquiror Properties by Acquiror or its material subsidiaries or, to the knowledge of Acquiror, by any other person appointed by Acquiror or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Acquiror nor any of its material subsidiaries, nor, to the knowledge of Acquiror, any other person, has received any notice of any material breach of any such applicable Laws.

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(s)
Title and Rights re: Other Assets. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on Acquiror and other than the Acquiror Properties and Acquiror Material Permits (which are addressed elsewhere), Acquiror and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Acquiror Financial Statements, free and clear of all Liens, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by Acquiror or any of its material subsidiaries and there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect Acquiror’s or any of its material subsidiaries’ interest in any of the foregoing-described properties and assets.

(t)
Contracts. Acquiror has made available to Claude for inspection true and complete copies of all Material Contracts to which Acquiror or any of its material subsidiaries is a party and that are currently in force (the “Acquiror Material Contracts”). Acquiror Material Contracts are in full force and effect, and Acquiror or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. All the Acquiror Material Contracts are valid and binding obligations of Acquiror or a material subsidiary of Acquiror as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Acquiror and its material subsidiaries have complied in all material respects with all terms of the Acquiror Material Contracts, have paid all amounts due thereunder if, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Acquiror or any of its material subsidiaries or, to the knowledge of Acquiror, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Acquiror Material Contracts. As at the date hereof, neither Acquiror nor any of its material subsidiaries has received written notice that any party to an Acquiror Material Contract intends to cancel, terminate or otherwise modify or not renew such Acquiror Material Contract, and to the knowledge of Acquiror, no such action has been threatened. Neither Acquiror nor any of its material subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Acquiror or any of its material subsidiaries.

(u)
Permits. Acquiror and each of its material subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror (the “Acquiror Material Permits”). To the knowledge of Acquiror, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Acquiror Public Disclosure Documents.

(v)
Intellectual Property. There is no action, suit, proceeding or claim pending or to the knowledge of Acquiror, threatened by others challenging Acquiror’s or any of its material subsidiaries’ rights in or to any Intellectual Property which is used for the conduct of Acquiror’s and its material subsidiaries’ business as currently carried on as set forth in the Acquiror Public Disclosure Documents.

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(w)	Environmental Matters. Each of Acquiror and its material subsidiaries and their respective businesses and operations:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)
(i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)
is not involved in any remediation, reclamation or other environmental operations outside the ordinary course of business and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities, except, in each case as disclosed in the Acquiror Public Disclosure Record or where it would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

(x)
Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Acquiror Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Acquiror to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Acquiror and its subsidiaries, taken as a whole, from the amounts disclosed in the Acquiror Public Disclosure Record.

(y)	Regulatory.

(i)
Acquiror and its material subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Acquiror or its material subsidiaries or their respective activities (collectively, the “Acquiror Regulatory Authorities”); and

(ii)
Acquiror and its material subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Acquiror Regulatory Authorities (the “Acquiror Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Acquiror Regulatory Authorities. Acquiror and its material subsidiaries have not received any written notices or other

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correspondence from the Acquiror Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Acquiror Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Acquiror or any of its material subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on Acquiror.

(z)
Issuance of Consideration Shares. The Consideration Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Acquiror.

(aa)	Adequate Funds. Acquiror has adequate cash on hand to effect payment in full of the Cash Consideration.

(bb)
Compliance with Laws. Acquiror and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror.

(cc)
Absence of Cease Trade Orders. No order ceasing or suspending trading in Acquiror Shares (or any of them) or any other securities of Acquiror is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Acquiror, are pending, contemplated or threatened.

(dd)
Related Party Transactions. There are no Contracts or other transactions currently in place between Acquiror or any of its material subsidiaries, on the one hand, and: (i) to the knowledge of Acquiror, any officer or director of Acquiror or any of its material subsidiaries; (ii) to the knowledge of Acquiror, any holder of record or, to the knowledge of Acquiror, beneficial owner of 10% or more of the Acquiror Shares; and (iii) to the knowledge of Acquiror, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(ee)
Rights of Other Persons. No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Acquiror or any of its material subsidiaries, or any part thereof.

(ff)
Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Acquiror or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Acquiror.

(gg)
Brokers. Except as disclosed in writing by Acquiror to Claude, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Acquiror, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 4.1(gg) to the Acquiror Disclosure Letter.

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(hh)	United States Securities Laws.

(i)	Acquiror is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act; and

(ii)	Acquiror is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

(ii)
Use of Short Form Prospectus. Acquiror meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators.

(jj)	Investment Canada Act. Acquiror is either not a Non-Canadian, or if a Non-Canadian, is a WTO Investor and not a State-Owned Enterprise.

4.2	Survival of Representations and Warranties
The representations and warranties of Acquiror contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE 5
COVENANTS

5.1	Covenants of Claude Regarding the Conduct of Business
Claude covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or consented to by Acquiror in writing, Claude shall, and shall cause each of its material subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, or as set out in Schedule 5.1 of the Claude Disclosure letter, Claude shall not, nor shall it permit any of its material subsidiaries to, directly or indirectly, without the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed):

(a)
(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Claude or any of its material subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Claude Shares owned by any person or the securities of any subsidiary owned by a person other than Claude other than, in the case of any subsidiary wholly-owned by Claude, any dividends payable to Claude or any other wholly-owned subsidiary of Claude; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Claude RSUs, Claude DSUs, shares of Claude or its material subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Claude or its material subsidiaries, other than: (A) the issuance of Claude Shares pursuant to the terms of the outstanding Claude Options; (B) transactions in the ordinary course of business and consistent with past practices between two or more Claude wholly-owned subsidiaries or between Claude and a Claude wholly-owned subsidiary; and (C) as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(w)

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of the Claude Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Claude or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Claude or any of its material subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

(b)
except in the ordinary course of business consistent with past practice: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Claude or any of its material subsidiaries for an amount greater than $1 million; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $1 million; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $1 million except in accordance with current approved budgets that have been disclosed to Acquiror; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(c)
other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Claude Benefit Plans: (i) grant to any officer, employee or director of Claude or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Claude or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, employee or director of Claude or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Claude Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Claude or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or employee of Claude or any of its subsidiaries; or (vi) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (vii) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; provided however that it is acknowledged and agreed that the Claude Board will: (x) accelerate full vesting of and pay, in cash, to the holders of the Claude DSUs and Claude RSUs, an amount in cash equal to the value of all outstanding Claude DSUs and Claude RSUs determined in accordance with the Claude Deferred Share Unit Plan or Claude Restricted Share Unit Plan, as applicable, and (y) accelerate full vesting of any unvested Claude Options and resolve

46

that all Claude Options shall continue to be exercisable in accordance with their terms following the Effective Date and, for greater certainty, that the Claude Options shall not be subject to any early termination as a result of, or in connection with, the Arrangement;

(d)
settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $1 million, (i) any material action, claim or proceeding brought against Claude and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(e)
enter into any agreement or arrangement that limits or otherwise restricts in any material respect Claude or any of its material subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Claude or any of its material subsidiaries from competing in any manner;

(f)	waive, release or assign any material rights, claims or benefits of Claude or any of its material subsidiaries;

(g)
enter into any agreement that if entered into prior to the date hereof would be a Material Contract; or modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(h)
change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability in excess of $500,000, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(i)
take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any Approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Approvals;

(j)
take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Claude to consummate the Arrangement or the other transactions contemplated by this Agreement; or

(k)	agree, resolve or commit to do any of the foregoing.
Claude shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Claude or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of Claude or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

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Claude shall keep Acquiror fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Claude; provided however that the failure to do so shall not constitute a breach of this Agreement that, in and of itself, may lead to termination of this Agreement.
Claude shall promptly notify Acquiror in writing of any circumstance or development that, to the knowledge of Claude, is or could reasonably be expected to constitute a Material Adverse Effect.

5.2	Covenants of Acquiror Regarding the Conduct of Business
Acquiror covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or as consented to by Claude in writing, Acquiror shall, and shall cause each of its material subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, or as set out in Schedule 5.2 of the Acquiror Disclosure Letter, Acquiror shall not, nor shall it permit any of its material subsidiaries to, directly or indirectly, without the prior written consent of Claude (which consent shall not be unreasonably withheld or delayed):

(a)
(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Acquiror or any of its material subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Acquiror Shares owned by any person or the securities of any subsidiary owned by a person other than Acquiror other than, in the case of any subsidiary wholly-owned by Acquiror, any dividends payable to Acquiror or any other wholly-owned subsidiary of Acquiror; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Acquiror or its material subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Acquiror or its material subsidiaries, other than: (A) the issuance of Acquiror Shares pursuant to the terms of the outstanding Acquiror Options; (B) transactions in the ordinary course of business and consistent with past practices between two or more Acquiror wholly-owned subsidiaries or between Acquiror and an Acquiror wholly-owned subsidiary; and (C) as required under applicable Law or existing Material Contracts set forth in Schedule 4.1(t) of the Acquiror Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Acquiror or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Acquiror or any of its material subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

(b)
except in the ordinary course of business consistent with past practice: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Acquiror or any of its material subsidiaries for an amount greater than $5 million; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other

48

property or assets of any other person, for an amount greater than $5 million; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $5 million except in accordance with approved current budgets that have been disclosed to Claude; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(c)
other than as is necessary to comply with applicable Laws or Contracts or in accordance with the Acquiror Benefit Plans: (i) grant to any officer, employee or director of Acquiror or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Acquiror or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, employee or director of Acquiror or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Acquiror Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Acquiror or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or employee of Acquiror or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(d)
settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $5 million, (i) any material action, claim or proceeding brought against Acquiror and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(e)
enter into any agreement or arrangement that limits or otherwise restricts in any material respect Acquiror or any of its material subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Acquiror or any of its material subsidiaries from competing in any manner;

(f)	waive, release or assign any material rights, claims or benefits of Acquiror or any of its material subsidiaries;

(g)
other than in the ordinary course of business consistent with past practice: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(h)	change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability in excess of $1 million, agree to an

49

extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(i)
take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any Approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Approvals;

(j)
take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Acquiror to consummate the Arrangement or the other transactions contemplated by this Agreement; or

(k)	agree, resolve or commit to do any of the foregoing.
Acquiror shall keep Claude fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Acquiror; provided however that the failure to do so shall not constitute a breach of this Agreement that, in of itself, may lead to termination of this Agreement.
Acquiror shall promptly notify Claude in writing of any circumstance or development that, to the knowledge of Acquiror is or could reasonably be expected to constitute a Material Adverse Effect.

5.3	Covenants of Claude Relating to the Arrangement
Claude shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Claude or any of its subsidiaries under this Agreement, co-operate with Acquiror in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Claude shall and, where applicable, shall cause its subsidiaries to:

(a)	immediately defer the separation time of the SRP Rights in respect of the Arrangement and continue to defer the separation time in respect of the Arrangement unless otherwise requested by Acquiror;

(b)
subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6.1, and provided that the Effective Date has occurred, use its reasonable commercial efforts to cause such members of the Claude Board to resign as Acquiror may require, at the time and in the manner requested by Acquiror, as of the Effective Date, with a nominee of Acquiror to be appointed to the Claude Board immediately after each such resignation;

(c)
apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Claude or any of its subsidiaries and Claude shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required and, without limiting the foregoing, Claude shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approval; and, in doing so, keep Acquiror reasonably informed as to the status of

50

the proceedings related to obtaining such approvals, including providing Acquiror with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Acquiror’s outside counsel on an “external counsel” basis), in order for Acquiror to provide its comments thereon, which shall be given due and reasonable consideration;

(d)
use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents relating to Claude;

(e)	defend all lawsuits or other legal, regulatory or other proceedings against Claude challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(f)
use commercially reasonable efforts to assist Acquiror in making the necessary arrangements to restructure, payout or otherwise deal with Claude’s indebtedness under the credit agreement among Claude, certain subsidiaries of Claude and The Bank of Nova Scotia dated September 18, 2015; and

(g)
until the earlier of the Effective Time and termination of this Agreement, Claude shall, subject to applicable Law, make available and cause to be made available to Acquiror, and the agents and advisors thereto, information reasonably requested by Acquiror for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Acquiror and Claude following the Effective Date and confirming the representations and warranties of Claude set out in this Agreement.

5.4	Covenants of Acquiror Relating to the Arrangement
5.4.1    Acquiror shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Acquiror or any of its subsidiaries under this Agreement, co-operate with Claude in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Acquiror shall and, where appropriate, shall cause its subsidiaries to:

(a)
apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Acquiror or any of its subsidiaries and Acquiror shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required and, without limiting the foregoing, Acquiror shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approval; and, in doing so, keep Claude reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing Claude with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Claude’s outside counsel on an “external counsel” basis), in order for Claude to provide its reasonable comments thereon;

(b)
subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

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(c)
ensure that, with effect as and from the Effective Time, the Acquiror Board will consist of seven individuals, one of whom will be a nominee of Claude, acceptable to Acquiror, acting reasonably, who shall be appointed to the Acquiror Board;

(d)	defend all lawsuits or other legal, regulatory or other proceedings against Acquiror challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(e)
use its commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents relating to Acquiror;

(f)
not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Acquiror to consummate the Arrangement or the other transactions contemplated by this Agreement;

(g)
until the earlier of the Effective Time and termination of this Agreement, Acquiror shall, subject to applicable Law, make available and cause to be made available to Claude, and the agents and advisors thereto, information reasonably requested by Claude for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Acquiror and Claude following the Effective Date and confirming the representations and warranties of Acquiror set out in this Agreement; and

(h)
make joint elections with Eligible Holders in respect of the disposition of their Claude Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act.

5.5	Mutual Covenants
Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)
it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, as promptly as practicable, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder, including giving the other Party a reasonable opportunity to review and comment on any filing or submission being made to a Governmental Entity in connection with the Competition Act Clearance, which comments the receiving Party shall give due consideration to, and providing the other Party with a final copy of any filing or submission made to a Governmental Entity (where a Party regards any

52

information in a filing or submission to be both confidential and competitively sensitive, the supplying Party may restrict the supply of such information to the receiving Party’s external legal counsel only and such receiving Party shall not request or receive such information from its external legal counsel without the supplying Party’s written consent); (v) provide the other Party with any communications received from a Governmental Entity in connection with obtaining the Competition Act Clearance; (vi) neither Party shall attend any meeting with a Governmental Entity in connection with obtaining the Competition Act Clearance, whether such meeting will be by teleconference or in person, without affording the other Party a reasonable opportunity to attend such meeting (provided that the Governmental Entity does not object to the attendance of both Parties at any such meeting); in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; (vii) within five (5) business days following the execution of this Agreement (the “Filing Determination Date”), the Parties will mutually determine, with confirmation from the Commissioner (or staff at the Competition Bureau) satisfactory to each Party acting reasonably, whether the transactions contemplated hereby are subject to Part IX of the Competition Act, and if the Parties are not both in agreement that Part IX does not apply by the Filing Determination Date, then the Acquiror will, within 10 Business Days of the Filing Determination Date, file a letter with the Commissioner requesting an advance ruling certificate or, in lieu thereof, a No Action Letter and a waiver under Section 113(c) of the Competition Act; and (viii) the Parties shall exchange such information that a Party reasonably requests for the purposes of determining whether any filing or notices to a Governmental Entity under any competition or anti-trust laws outside of Canada must be submitted in connection with the transactions contemplated by this Agreement; and

(b)
it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement;

provided, however, that this Section 5.5 shall not require Acquiror to take any steps or actions that would, in its sole discretion, affect Acquiror’s or its subsidiaries’ right to own, use or exploit its business, operations or assets or those of Claude or any of its subsidiaries including, for greater certainty, divesting or agreeing to divest of any assets of Acquiror, Claude or any of their respective subsidiaries, terminating any existing relationships, contractual rights or obligations of Acquiror, Claude or any of their respective subsidiaries or effecting any change or restructuring of Acquiror, Claude or any of their respective subsidiaries in order to obtain the Key Regulatory Approvals prior to the Outside Date.

5.6	Employment Agreements
Following the approval of the Arrangement Resolution, Acquiror shall cause Claude to honour such obligations, if any, under Claude’s employment agreements listed or referenced in Schedule 3.1(dd) of the Claude Disclosure Letter including, without limitation, by paying to the individuals party to such agreements, in each case, such amounts as are payable in respect of severance, change of control or other amounts, in accordance with such agreements.
ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

53

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)
the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Claude or Acquiror, acting reasonably, on appeal or otherwise;

(b)	the Claude Shareholder Approval shall have been obtained at the Claude Meeting in accordance with the Interim Order;

(c)	the Acquiror Shareholder Approval shall have been obtained at the Acquiror Meeting;

(d)
there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Acquiror or Claude which shall prevent the consummation of the Arrangement;

(e)	the Key Regulatory Approvals shall have been obtained;

(f)	this Agreement shall not have been terminated in accordance with its terms; and

(g)
the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102).

6.2	Additional Conditions Precedent to the Obligations of Acquiror
The obligations of Acquiror to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Acquiror and may be waived by Acquiror):

(a)
all covenants of Claude under this Agreement to be performed on or before the Effective Time which have not been waived by Acquiror shall have been duly performed by Claude in all material respects, and Acquiror shall have received a certificate of Claude addressed to Acquiror and dated the Effective Time, signed by two executive officers on behalf of Claude (on Claude’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)
all representations and warranties of Claude set forth in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Claude in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date); and Acquiror shall have received a certificate of Claude addressed to Acquiror and dated the Effective Time, signed on behalf of Claude by two executive officers of Claude (on Claude’s behalf and without personal liability), confirming the same as at the Effective Date;

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(c)	the Key Third Party Consents shall have been obtained;

(d)
since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Claude;

(e)	there shall be no B/A advances outstanding under the credit agreement among Claude, certain subsidiaries of Claude and The Bank of Nova Scotia dated September 18, 2015;

(f)
all charges registered in relation to the royalty granted to each of (i) Red Mile Resources No. 7 Limited Partnership pursuant to the Royalty Agreement dated December 28, 2005 and (ii) Red Mile Resources No. 8 Limited Partnership pursuant to the Royalty Agreement dated December 22, 2006, shall have been discharged; and

(g)	holders of no more than 7% of the Claude Shares shall have exercised Dissent Rights.
The foregoing conditions will be for the sole benefit of Acquiror and may be waived by them in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Claude
The obligations of Claude to complete the transactions contemplated by this Agreement, shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Claude and may be waived by Claude):

(a)
all covenants of Acquiror under this Agreement to be performed on or before the Effective Time which have not been waived by Claude shall have been duly performed by Acquiror in all material respects, and Claude shall have received a certificate of Acquiror, addressed to Claude and dated the Effective Time, signed on behalf of Acquiror by two executive officers of Acquiror (on Acquiror’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)
all representations and warranties of Acquiror set forth in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Acquiror in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date); and Claude shall have received a certificate of Acquiror, addressed to Claude and dated the Effective Time, signed on behalf of Acquiror by two executive officers of Acquiror (on Acquiror’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)
since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Acquiror;

(d)	Acquiror shall have delivered evidence satisfactory to Claude of the approval of the listing and posting for trading on the Exchange of the Consideration Shares and the Acquiror Shares

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issuable on exercise of the Converted Acquiror Options, subject only to satisfaction of the standard listing conditions;

(e)	the actions required to be taken by Acquiror pursuant to Section 5.4.1 (c) with effect as and from the Effective Time shall have been taken; and

(f)	Acquiror shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration contemplated thereby.
The foregoing conditions will be for the sole benefit of Claude and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions
The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.
ARTICLE 7
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions
7.1.1    Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.
7.1.2    Acquiror may not exercise its rights to terminate this Agreement pursuant to Section 8.2.1(c)(iv) and Claude may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iv) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of 10 business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

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7.2	Non-Solicitation
7.2.1    Neither Claude nor any of its subsidiaries shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Claude or any of its subsidiaries (collectively, the “Representatives”): (i) solicit, assist, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations with any person (other than Acquiror or any of its affiliates) regarding an Acquisition Proposal, provided, however, that Claude may communicate with any person making an Acquisition Proposal for the purpose of advising such person that the Acquisition Proposal could not reasonably be expected to result in a Superior Proposal; (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal or (v) make a Claude Change in Recommendation.
7.2.2    Claude shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by it, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, Claude will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Claude and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Claude and its subsidiaries. Claude agrees that, except as permitted in Section 7.2.3 neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and Claude undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof.
7.2.3    Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between Acquiror and Claude, if at any time following the date of this Agreement and prior to obtaining the Claude Shareholder Approval of the Arrangement Resolution at the Claude Meeting, Claude receives a bona fide, written Acquisition Proposal that did not result from a breach of Section 7.2 or an Acquisition Proposal is made to Claude’s shareholders that the Claude Board determines in good faith, after consultation with Claude’s financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), could reasonably be expected to lead to a Superior Proposal, then Claude may, in response to a request made by the party making such Acquisition Proposal and provided it is in compliance with Sections 7.2.2 and 7.2.4:

(a)	furnish information with respect to Claude and its subsidiaries to the person making such Acquisition Proposal;

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal; and/or

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(c)	waive any standstill provision or agreement that would otherwise prohibit such person from making such Acquisition Proposal;
provided that Claude shall not, and shall not allow its Representatives to, disclose any non-public information to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to Acquiror; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement.
7.2.4    In the event a Claude receives an Acquisition Proposal it shall promptly notify Acquiror, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall provide Acquiror with a copy of any such proposal, inquiry, offer or request, a copy of any agreement entered into in accordance with Section 7.3 hereof and a copy of any other agreements which relate to the Acquisition Proposal to which it has access, or any amendment to any of the foregoing. Claude shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Acquiror may reasonably request and shall keep Acquiror fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from Acquiror with respect thereto.
7.2.5    Subject to Section 7.3, at any time following the date of this Agreement and prior to obtaining Claude Shareholder Approval, if Claude receives an Acquisition Proposal that did not result from a breach of this Section 7.2 and which the Claude Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the procedures set forth in Sections 7.4 and 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.
7.2.6    Nothing contained in this Agreement shall prohibit the Claude Board from taking any action or making a Claude Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time including, for greater certainty, disclosure of a Claude Change in Recommendation in respect of an Acquisition Proposal, if, in the good faith judgment of the Claude Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Claude Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws); provided that, for greater certainty, in the event of a Claude Change in Recommendation and a termination by Acquiror of this Agreement pursuant to Section 8.2.1(c)(i), Claude shall pay the Termination Fee as required by Section 7.4.3. In addition, subject to the provisions of this Section 7.2 and Section 7.3, nothing contained in this Agreement shall prevent Claude or the Claude Board from calling and holding a meeting of its shareholders, or any of them, requisitioned by such shareholders, or any of them, in accordance with the CBCA, as the case may be, or ordered to be held by a court or regulatory authority of competent jurisdiction in accordance with applicable Laws.

7.3	Right to Match
7.3.1    Claude covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:

(a)	Claude has complied with its obligations under Section 7.2 and has provided Acquiror with a copy of the Superior Proposal and all related documentation described in Section 7.2.4; and

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(b)
a period (the “Response Period”) of four business days has elapsed from the date that is the later of: (x) the date on which Acquiror receives written notice from the Claude Board of that it has determined, subject only to compliance with this Section 7.3, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (y) the date Acquiror receives a copy of the Superior Proposal and all related documents described in Section 7.2.4.

7.3.2    During the Response Period, Acquiror will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including modification of the Consideration. The Claude Board shall review any such offer by Acquiror to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which Acquiror is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Acquiror to be amended. If the Claude Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against this Agreement and the Plan of Arrangement as they are proposed to be amended by Acquiror, the Claude Board will cause it to enter into an amendment to this Agreement with Acquiror incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the Claude Board determines that the Acquisition Proposal continues to be a Superior Proposal, it may recommend that holders of its securities accept such Superior Proposal provided that before doing so it terminates this Agreement and pays the Termination Fee pursuant to Section 8.2.1(d)(ii), in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.
7.3.3    Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Claude’s securities shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Acquiror shall be afforded a new Response Period and the rights afforded in paragraph 7.3.2 in respect of each such Acquisition Proposal.

7.3.A	Acquiror Change in Recommendation
7.3.A.1     Neither Acquiror nor any of its subsidiaries shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Acquiror or any of its subsidiaries make an Acquiror Change in Recommendation.
7.3.A.2     Nothing contained in this Agreement shall prohibit the Acquiror Board from taking any action or making an Acquiror Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time if, in the good faith judgment of the Acquiror Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Acquiror Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law; provided that, for greater certainty, in the event of an Acquiror Change in Recommendation and a termination by Claude of this Agreement pursuant to Section 8.2.1(c)(i), Acquiror shall pay the Termination Fee as required by Section 7.4.4. In addition, subject to the provisions of this Section 7.3.A, nothing contained in this Agreement shall prevent Acquiror or the Acquiror Board from calling and holding a meeting of its shareholders, or any of them, requisitioned by such shareholders, or any of them, in accordance with the CBCA, as the case may be, or ordered to be held by a court or regulatory authority of competent jurisdiction in accordance with applicable Laws.

7.4	Expenses and Termination Fees
7.4.1    Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

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7.4.2    Notwithstanding Section 7.4.1, the filing fee in connection with obtaining the Competition Act Clearance shall be paid by Acquiror.
7.4.3    If a Claude Termination Fee Event occurs, Claude shall pay Acquiror (by wire transfer of immediately available funds) the Termination Fee.
7.4.4    If an Acquiror Termination Fee Event occurs, Acquiror shall pay Claude (by wire transfer of immediately available funds) the Termination Fee.
7.4.5    For the purposes of this Agreement, “Termination Fee” means $12 million.
7.4.6    For the purposes of this Agreement, “Claude Termination Fee Event” means the termination of this Agreement:

(a)
by Acquiror pursuant to Section 8.2.1(c)(i), except where the Claude Change in Recommendation which has led to the termination pursuant to Section 8.2.1(c)(i) was made solely because the Claude Board, acting in good faith, determined that a change, effect, event or occurrence had taken place that constituted a Material Adverse Effect on Acquiror and that, as a consequence, it would be inconsistent with the Claude Board’s fiduciary obligations to continue to recommend that Claude Shareholders vote in favour of the Arrangement;

(b)	by Acquiror pursuant to Section 8.2.1(c)(v);

(c)	by Acquiror pursuant to Section 8.2.1(c)(vii);

(d)	by Claude pursuant to Section 8.2.1(d)(ii); or

(e)
by either Party pursuant to 8.2.1(b)(iii) if, in either case, prior to the earlier of the termination of this Agreement or the holding of the Claude Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Claude shall have been made to Claude or publicly announced by any person (other than Acquiror or any of its affiliates) and not withdrawn prior to the Claude Meeting and within 12 months following the date of such termination:

(i)	the announced Acquisition Proposal is consummated by Claude; or

(ii)
Claude and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Claude Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.6(e) all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.
7.4.7    For the purposes of this Agreement, “Acquiror Termination Fee Event” means the termination of this Agreement:

(a)
by Claude pursuant to Section 8.2.1(d)(i), except where the Acquiror Change in Recommendation which has led to the termination pursuant to Section 8.2.1(d)(i) was made solely because the Acquiror Board, acting in good faith, determined that a change, effect, event or occurrence had taken place that constituted a Material Adverse Effect on Claude and that, as a consequence, it would be inconsistent with the Acquiror Board’s fiduciary

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obligations to continue to recommend that Acquiror Shareholders vote in favour of the Acquiror Resolution; or

(b)	by Acquiror pursuant to Section 8.2.1(c)(ii); or

(c)	by Claude pursuant to Section 8.2.1(d)(v).
7.4.8    If a Termination Fee Event described in any of Sections 7.4.6(a), (b), (c) or (d) or any of Sections 7.4.7(a) or (b) occurs, the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event described in Section 7.4.6(e) occurs, the Termination Fee shall be payable within two business days following the closing of the applicable transaction referred to therein.
7.4.9    In the event that this Agreement is terminated by Claude pursuant to Section 8.2.1(b)(i)  due to the failure by Acquiror to perform any of its obligations hereunder or pursuant to Section 8.2.1(b)(iv), all properly documented fees, costs and expenses incurred by Claude in connection with the transactions contemplated in this Agreement and the Arrangement, up to a maximum of $1 million (the “Claude Expense Reimbursement”) shall be paid by Acquiror provided that, in the event of a termination of this Agreement pursuant to Section 8.2.1(b)(iv), if: (a) the Claude Shareholder Approval was not obtained at the Claude Meeting; or (b) prior to the Claude Meeting a Material Adverse Effect in respect of Claude occurred and Acquiror notified Claude in writing prior to the Claude Meeting that it is of the view that a Material Adverse Effect has occurred in respect of Claude, specifying in detail the basis for its conclusion, the Claude Expense Reimbursement shall not be payable.
7.4.10    In the event that this Agreement is terminated by Acquiror pursuant to Section 8.2.1(b)(i)  due to the failure by Claude to perform any of its obligations hereunder or pursuant to Section 8.2.1(b)(iii), all properly documented fees, costs and expenses incurred by Acquiror in connection with the transactions contemplated in this Agreement and the Arrangement, up to a maximum of $1 million (the “Acquiror Expense Reimbursement”) shall be paid by Claude provided that, in the event of a termination of this Agreement pursuant to Section 8.2.1(b)(iii), if (a) the Acquiror Shareholder Approval was not obtained at the Acquiror Meeting; or (b) prior to the Acquiror Meeting a Material Adverse Effect in respect of Acquiror occurred and Claude notified Acquiror in writing prior to the Acquiror Meeting that it is of the view that a Material Adverse Effect has occurred in respect of Acquiror, specifying in detail the basis for its conclusion, the Acquiror Expense Reimbursement shall not be payable.
7.4.11    Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Claude irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to the Termination Fee and such Termination Fee is paid in full, such Party shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

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7.4.12    Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.
7.4.13    Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.
7.4.14    In no event shall a Party be obligated to pay to the other Party an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee and the Termination Fee shall, in any case, only be paid once by a Party.

7.5	Access to Information; Confidentiality
7.5.1    From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Claude shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Acquiror and to the officers, employees, agents and representatives of Acquiror such access as Acquiror may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Acquiror with all data and information as Acquiror may reasonably request.
7.5.2    From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Acquiror shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Claude and to the officers, employees, agents and representatives of Claude such access as Claude may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Claude with all data and information as Claude may reasonably request.
7.5.3    Acquiror and Claude acknowledge and agree that information furnished pursuant to this Section 7.5 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.6	Insurance and Indemnification
7.6.1    Acquiror will, or will cause Claude and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Claude and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Acquiror acknowledges and agrees that prior to the Effective Date, Claude may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of Acquiror.
7.6.2    Acquiror agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Claude and its subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

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7.6.3    The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Claude hereby confirms that it is acting as agent and trustee on their behalf.
ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term
This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination
8.2.1    This Agreement, other than Section 7.4 hereof, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Claude Shareholders, or of this Agreement and the Acquiror Resolution by the Acquiror Shareholders or the approval of the Arrangement by the Court):

(a)	by mutual written agreement of Claude and Acquiror; or

(b)	by either Claude or Acquiror, if:

(i)
the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii)
after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Claude or Acquiror from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)
the Arrangement Resolution shall have failed to obtain the Claude Shareholder Approval at the Claude Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(iv)	the Acquiror Resolution shall have failed to obtain the Acquiror Shareholder Approval at the Acquiror Meeting (including any adjournment or postponement thereof);

(c)	by Acquiror, if:

(i)
prior to obtaining the Claude Shareholder Approval, the Claude Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Acquiror, or fails to reaffirm its recommendation of, the Arrangement within five business days (and in any case prior to the Claude Meeting) after having been requested in writing by Acquiror to do so, in a manner adverse to Acquiror, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days or beyond the date which is the day

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prior to the date proxies in respect of the Claude Meeting must be deposited shall be considered an adverse modification) (a “Claude Change in Recommendation”); or

(ii)
Acquiror enters into a legally binding agreement after the date of this Agreement that relates to the acquisition of 100% of the outstanding voting shares of Acquiror (other than voting shares owned by the person making the proposal) or all or substantially all of the consolidated assets of Acquiror and its subsidiaries, taken as a whole, in respect of which the Acquiror Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that failure to enter into such transaction would be inconsistent with the Acquiror Board’s exercise of its fiduciary duties; provided that concurrently with such termination, Acquiror pays the Termination Fee payable pursuant to Section 7.4; or

(iii)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iv)
subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Claude set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Acquiror is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(v)
Claude is in breach or in default of any of its obligations or covenants set forth in Section 7.2 other than an immaterial breach of Claude’s obligation under Section 7.2 to provide notice of an Acquisition Proposal to Acquiror within a prescribed period; or

(vi)
the Claude Meeting has not occurred on or before June 21, 2016, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(d)(vi) shall not be available to Acquiror if the failure by Acquiror to fulfil any obligation hereunder is the cause of, or results in, the failure of the Claude Meeting to occur on or before such date; or

(vii)	Claude enters into a legally binding agreement relating to a Superior Proposal;

(d)	by Claude, if:

(i)
prior to obtaining the Acquiror Shareholder Approval, the Acquiror Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Claude, or fails to reaffirm its recommendation of, the Arrangement within five business days (and in any case prior to the Acquiror Meeting) after having been requested in writing by Claude to do so, in a manner adverse to Claude (an “Acquiror Change in Recommendation”); or

(ii)
Claude enters into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Claude pays the Termination Fee payable pursuant to Section 7.4; or

(iii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

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(iv)
subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Acquiror set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Claude is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(v)
Acquiror enters into a legally binding agreement after the date of this Agreement that relates to the acquisition of 100% of the outstanding voting shares of Acquiror (other than voting shares owned by the person making the proposal) or all or substantially all of the consolidated assets of Acquiror and its subsidiaries, taken as a whole, and the Claude Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that the Plan of Arrangement is no longer in the best interest of Claude; or

(vi)
the Acquiror Meeting has not occurred on or before June 21, 2016, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(d)(vi) shall not be available to Claude if the failure by Claude to fulfil any obligation hereunder is the cause of, or results in, the failure of the Acquiror Meeting to occur on or before such date.

8.2.2    The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give prompt written notice of such termination to the other Party.
8.2.3    If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.4, 7.5, 9.3, 9.6 and 9.7 and the provisions of the Confidentiality Agreement (including any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Amendment
This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Claude Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

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Any Party may: (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived; and provided further that, for the purposes of this Section 8.4, Acquiror shall be deemed to constitute one and the same Party.
ARTICLE 9
GENERAL PROVISIONS

9.1	Privacy
Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Acquiror shall not disclose Transaction personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Acquiror complete the transactions contemplated by this Agreement, Acquiror shall not, following the Effective Date, without the consent of the individuals to whom such Transaction personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Claude prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of Claude’s business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.
Acquiror shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Acquiror shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, Acquiror shall promptly deliver to Claude all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.2	Notices
All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Acquiror:
Suite 800 – 1055 Dunsmuir Street
PO Box 49088
Vancouver, BC V7X 1G4
Attention:     Kelly Stark-Anderson, Vice President, Legal & Corporate Secretary
Facsimile:    604.689.3847
Email:         kstarkanderson@silverstandard.com

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with a copy (which shall not constitute notice) to:
Lawson Lundell LLP
1600 – 925 West Georgia Street
Vancouver, BC V6C 3L2
Attention:     Khaled Abdel-Barr
Facsimile:    604.669.1620
Email:         kabdelbarr@lawsonlundell.com

(b)	if to Claude:
200 - 219 Robin Crescent
Saskatoon, Saskatchewan S7L 6M8
Attention:     Brian Skanderbeg
Facsimile:     306.668.7500
Email:     brians@clauderesources.com
with a copy (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1L3
Attention:     Bob Wooder
Facsimile:    604.631.3309
Email:         bob.wooder@blakes.com

9.3	Governing Law; Waiver of Jury Trial
This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4	Injunctive Relief
Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

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9.5	Time of Essence
Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment
Acquiror may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect subsidiary of Acquiror, provided that if such assignment and/or assumption takes place, Acquiror shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.
This Agreement (including the exhibits and schedules hereto, the Claude Disclosure Letter and the Acquiror Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7	Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8	Counterparts, Execution
This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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9.9	Language
The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.
IN WITNESS WHEREOF Acquiror and Claude have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Silver Standard Resources Inc.
By:	(signed) Paul Benson
Name: Paul Benson
Title: President and CEO

Claude Resources Inc.
By:	(signed) Patrick Downey
Name: Patrick Downey
Title: Special Committee Chair

By:	(signed) Brian Skanderbeg
Name: Brian Skanderbeg
Title: CEO

Signature Page to Arrangement Agreement

SCHEDULE A
TO THE ARRANGEMENT AGREEMENT
PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1    Definitions
In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:
“Acquiror” means Silver Standard Resources Inc.;
“Acquiror Shares” means the common shares of Acquiror as currently constituted;
“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia);
“Arrangement” means the arrangement of Claude under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court in the Final Order with the consent of Claude and Acquiror, each acting reasonably;
“Arrangement Agreement” means the arrangement agreement dated March 7, 2016 between Acquiror and Claude, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;
“Arrangement Resolution” means the special resolution of the Claude Shareholders approving the Arrangement to be considered at the Claude Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;
“Articles of Arrangement” means the articles of arrangement of Claude in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in form and content satisfactory to Claude and Acquiror, each acting reasonably;
“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Saskatoon, Saskatchewan or Vancouver, British Columbia;
“Canadian Resident” means a beneficial owner of Claude Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt person);
“Cash Consideration” means the cash component of the Consideration;
“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;
“Claude” means Claude Resources Inc.;
“Claude Meeting” means the special meeting of Claude Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;
“Claude Options” means the outstanding options to purchase Claude Shares granted under the Claude Stock Option Plan;
“Claude Option In-The Money Amount” in respect of a Claude Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Claude Shares that a holder is entitled to acquire on exercise of the Claude Option immediately before the Effective Time exceeds the amount payable to acquire such shares;
“Claude Optionholder” means a holder of outstanding Claude Options;
“Claude Shareholder” means a holder of outstanding Claude Shares;
“Claude Shareholder Rights Plan” means the Amended and Restated Shareholder Rights Plan dated as of May 7, 2015 between Claude and Valiant Trust Company, as rights agent, as amended from time to time;
“Claude Shares” means the common shares of Claude, as currently constituted;
“Claude Stock Option Plan” means the amended and restated Stock Option Incentive Plan of Claude dated March 26, 2015;
“Consideration” means the consideration to be received by the Claude Shareholders pursuant to this Plan of Arrangement as consideration for their Claude Shares, consisting of 0.185 of an Acquiror Share and $0.001 in cash for each Claude Share;
“Converted Acquiror Option” shall have the meaning ascribed to such term in Section 3.1(d) hereof;
“Converted Acquiror Option In-The Money Amount” in respect of a Converted Acquiror Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Acquiror Shares that a holder is entitled to acquire on exercise of the Converted Acquiror Option at and from the Effective Time exceeds the amount payable to acquire such shares;
“Court” means the Supreme Court of British Columbia;
“CRA” means the Canada Revenue Agency;
“Depositary” means Computershare Trust Company of Canada or such other trust company, bank or financial institution agreed to in writing between Acquiror and Claude for the purpose of, among other things, exchanging certificates representing Claude Shares for the Consideration in connection with the Arrangement;
“Director” means the Director appointed pursuant to Section 260 of the CBCA;

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“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;
“Dissenting Shareholder” means a registered holder of Claude Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Claude Shares;
“Effective Date” means the date shown on the Certificate of Arrangement;
“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;
“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;
“Eligible Non-Resident” means a beneficial owner of Claude Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Claude Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act or a partnership any member of which is not, and is not deemed to be resident of Canada for the purpose of the Tax Act, and whose Claude Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;
“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to each of Claude and Acquiror, each acting reasonably, approving the Arrangement as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
“Former Claude Shareholders” means the holders of Claude Shares immediately prior to the Effective Time;
“Interim Order” means the interim order of the Court pursuant to Section 192(4) of the CBCA, in a form acceptable to each of Claude and Acquiror, each acting reasonably, providing for, among other things, the calling and holding of the Claude Meeting, as the same may be amended by the Court;
“Parties” means, Claude and Acquiror and “Party” means any of them;
“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Arrangement Agreement or Section 6.1 of this plan of arrangement or at the direction of the Court;
“Section 85 Election” has the meaning ascribed thereto in Section 3.2;
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;
“Tax Exempt person” means a person who is exempt from tax under Part I of the Tax Act;
“Transmittal Letter” means the letter of transmittal sent to holder of Claude Shares for use in connection with the Arrangement; and
“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

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In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein shall have the same meaning herein as in the CBCA unless the context otherwise requires.
1.2    Interpretation Not Affected by Headings
The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
1.3    Number, Gender and persons
In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.
1.4    Date for any Action
If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
1.5    Statutory References
Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
1.6    Currency
Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.
1.7    Governing Law
This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.
1.8    Binding Effect
This Plan of Arrangement will become effective at the Effective Time and shall be binding upon Acquiror Claude, the Claude Shareholders and Claude Optionholders.

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ARTICLE 2
ARRANGEMENT AGREEMENT
2.1    Arrangement Agreement
This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.
ARTICLE 3
ARRANGEMENT
3.1    Arrangement
At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	the Claude Shareholder Rights Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect;

(b)
each Claude Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Acquiror and Acquiror shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as a holder of Claude Shares and Acquiror shall be recorded as the registered holder of the Claude Shares so transferred and shall be deemed to be the legal owner of such Claude Shares;

(c)
each Claude Share (other than a Claude Share held by a Dissenting Shareholder or a Claude Share held by Acquiror or any subsidiary of Acquiror) shall be deemed to be transferred to Acquiror and, in consideration therefor, Acquiror shall issue and pay the following Consideration for each Claude Share, subject to Sections 3.3, 3.4 and Article 5 hereof 0.185 of an Acquiror Share and $0.001 in cash;

(d)
each Claude Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for a fully vested option (each a “Converted Acquiror Option”) to acquire from Acquiror the number of Acquiror Shares equal to the product of: (A) the number of Claude Shares subject to such Claude Option immediately prior to the Effective Time; multiplied by (B) 0.185 provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share on any particular exercise of Converted Acquiror Options, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares. The exercise price per Acquiror Share subject to a Converted Acquiror Option shall be an amount equal to the quotient of: (A) the exercise price per Claude Share subject to each such Claude Option immediately before the Effective Time; divided by (B) 0.185 provided that the aggregate exercise price payable on any particular exercise of Converted Acquiror Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Claude Option for a Converted Acquiror Option. Therefore, in the event that the Converted Acquiror Option In-The Money Amount in respect of a Converted Acquiror Option exceeds the Claude Option In-The Money Amount in respect of the Claude Option,

5

the number of Acquiror Shares which may be acquired on exercise of the Converted Acquiror Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Converted Acquiror Option In-The Money Amount in respect of the Converted Acquiror Option does not exceed the Claude Option-In The Money Amount in respect of the Claude Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. All other terms and conditions of the Converted Acquiror Options, including the term to expiry, will be the same as the Claude Option for which it was exchanged and each Converted Acquiror Option shall continue to be governed by and be subject to the terms of the Claude Stock Option Plan and the agreement evidencing the grant of such Claude Option (in each case as amended by the Board of Directors of Claude). Notwithstanding the foregoing and the terms and conditions of the Claude Stock Option Plan, the expiry date of any Converted Acquiror Options that are held by a person who ceases to be a director or consultant of Claude or is an employee or officer that is terminated without cause within six months after the Effective Date shall be the earlier of (A) the expiry date of such Converted Claude Option (with such expiry date not being a result of the holder of the option ceasing to be a director, consultant, officer or employee of Claude) and (B) two years after the date such person ceases to be a director or consultant of Claude or is terminated; and

(e)	Claude will file an election with the Canada Revenue Agency to cease to be a public corporation for the purposes of the Tax Act.
3.2    Effective Time Procedures
Following the receipt of the Final Order and prior to the Effective Date, Acquiror shall deliver or arrange to be delivered to the Depositary certificates or direct registration (“DRS”) advice/statements representing the Acquiror Shares required to be issued to Former Claude Shareholders and cash in the aggregate amount of the Cash Consideration to be paid to Former Claude Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates or DRS advice/statements and Cash Consideration shall be held by the Depositary as agent and nominee for such Former Claude Shareholders for distribution to such Former Claude Shareholders in accordance with the provisions of Article 5 hereof.
Subject to the provisions of Article 5 hereof, and upon return of a properly completed Transmittal Letter by a registered Former Claude Shareholder together with certificates representing Claude Shares and such other documents as the Depositary may require, Former Claude Shareholders shall be entitled to receive delivery of certificates or DRS advice/statements representing the Acquiror Shares and a cheque for the Cash Consideration to which they are entitled pursuant to Section 3.1(c) hereof.
An Eligible Holder whose Claude Shares are exchanged for Acquiror Shares and cash pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Acquiror, within 90 days after the Effective Date, duly completed with the details of the number of Claude Shares transferred and the applicable agreed amounts for the purposes of such joint elections. Acquiror shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Neither Claude, Acquiror nor any successor corporation shall be responsible for the proper completion of any joint election form nor,

6

except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Acquiror or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.
Upon receipt of a Transmittal Letter in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Acquiror will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent provincial election, if applicable), together with the relevant tax election forms (including the provincial tax election forms, if applicable) to the Eligible Holder.
3.3    No Fractional Acquiror Shares
No fractional Acquiror Shares shall be issued to Former Claude Shareholders. The number of Acquiror Shares to be issued to Former Claude Shareholders shall be rounded down to the nearest whole Acquiror Share in the event that a Former Claude Shareholder is entitled to a fractional share representing less than a whole Acquiror Share.
3.4    Fractional Cash Consideration
Cash Consideration payable to a Former Claude Shareholder shall be rounded up to the next whole cent.
ARTICLE 4
DISSENT RIGHTS
4.1    Dissent Rights
Registered Claude Shareholders (other than Acquiror and its affiliates) may exercise dissent rights with respect to Claude Shares held by such Dissenting Shareholders (“Dissent Rights”), in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 4.1; provided that, notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Section 190(5) of the CBCA must be received by Claude not later than 5:00 p.m. (Vancouver time) one Business Day immediately preceding the date of the Claude Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Claude Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to Acquiror, free and clear of all Liens, as provided in Section 3.1(b) and if such Dissenting Shareholder:

(a)
is ultimately entitled to be paid fair value for its Claude Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b)); (ii) will be entitled to be paid the fair value of such Claude Shares by Acquiror, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Claude Shares; or

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(b)
ultimately is not entitled, for any reason, to be paid fair value for such Claude Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non‐dissenting holder of Claude Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(c) hereof that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

4.2    Recognition of Dissenting Holders

(a)
In no circumstances shall Acquiror, Claude or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of the Claude Shares in respect of which such Dissent Rights are purported to be exercised.

(b)
For greater certainty, in no case shall Acquiror, Claude or any other Person be required to recognize any Dissenting Holder as a holder of Claude Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(b), and the name of such Dissenting Holder shall be removed from the register of Claude Shareholders as to those Claude Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(b) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following Persons shall be entitled to exercise Dissent Rights: (i) any holder of a Claude Option; and (ii) any Claude Shareholder who votes or has instructed a proxyholder to vote such Claude Shareholder’s Claude Shares in favour of the Arrangement Resolution (but only in respect of such Claude Shares).

ARTICLE 5
DELIVERY OF ACQUIROR SHARES AND CASH CONSIDERATION
5.1    Delivery of Acquiror Shares and Cash Consideration
Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Claude Shares that were exchanged for Acquiror Shares and Cash Consideration in accordance with Section 3.1 hereof, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Claude Shares formerly represented by such certificate under the CBCA and the constating documents of Claude and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS advice/statement representing the Acquiror Shares that such holder is entitled to receive in accordance with Section 3.1 hereof and a cheque for the Cash Consideration to which such holder is entitled.
After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Claude Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate or DRS advice/statement representing Acquiror Shares and the Cash Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof.
5.2    Lost Certificates

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In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Claude Shares that were exchanged in accordance with Section 3.1 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Acquiror Shares and a cheque in the amount of the Cash Consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of a certificate representing Acquiror Shares and the Cash Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Acquiror Shares and a cheque in the amount of the Cash Consideration is to be delivered shall, as a condition precedent to the delivery of such Acquiror Shares and cheque, give a bond satisfactory to Acquiror and the Depositary in such amount as Acquiror and the Depositary may direct, or otherwise indemnify Acquiror and the Depositary in a manner satisfactory to Acquiror and the Depositary, against any claim that may be made against Acquiror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of Claude.
5.3    Distributions with Respect to Unsurrendered Certificates
No dividend or other distribution declared or made after the Effective Time with respect to Acquiror Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Claude Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Acquiror Shares and a cheque for the Cash Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Acquiror Shares.
5.4    Withholding Rights
Acquiror, Claude and the Depositary shall be entitled to deduct and withhold from the Cash Consideration or other amounts payable to any Former Claude Shareholder such amounts as Acquiror, Claude or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Claude Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
5.5    Limitation and Proscription
To the extent that a Former Claude Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Acquiror Shares that such Former Claude Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice/statements representing such Acquiror Shares, together with the Cash Consideration to which such Former Claude Shareholder was entitled, shall be delivered to Acquiror by the Depositary and the share certificates shall be cancelled by Acquiror, and the interest of the Former Claude Shareholder in such Acquiror Shares and the Cash Consideration to which it was entitled shall be terminated as of such final proscription date.

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ARTICLE 6
AMENDMENTS
6.1    Amendments to Plan of Arrangement
Acquiror and Claude reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Acquiror and Claude, (iii) filed with the Court and, if made following the Claude Meeting, approved by the Court, and (iv) communicated to holders or former holders of Claude Shares if and as required by the Court.
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Claude at any time prior to the Claude Meeting provided that Acquiror shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Claude Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Claude Meeting shall be effective only if: (i) it is consented to in writing by each of Acquiror and Claude; and (ii) if required by the Court, it is consented to by the Claude Shareholders voting in the manner directed by the Court.
ARTICLE 7
FURTHER ASSURANCES
7.1    Further Assurances
Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Acquiror and Claude will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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SCHEDULE B
TO THE ARRANGEMENT AGREEMENT
ARRANGEMENT RESOLUTION
The text of the Arrangement Resolution which the shareholders will be asked to pass at the Claude Meeting is as follows:
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)
the arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Silver Standard Resources Inc. (“Silver Standard”) and Claude Resources Inc. (“Claude”) and shareholders of Claude, all as more particularly described and set forth in the management information circular (the “Circular”) of Claude accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(2)
the arrangement agreement (the “Arrangement Agreement”) among Silver Standard and Claude dated March 7, 2016 and all the transactions contemplated therein, the full text of which is attached as a Schedule to the Circular, the actions of the directors of Claude in approving the Arrangement and the actions of the directors and officers of Claude in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

(3)
the plan of arrangement (the “Plan of Arrangement”) of Claude implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4)
notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Claude or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Claude are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Claude to:

a.	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

(5)
any director or officer of Claude is hereby authorized and directed for and on behalf of Claude to execute, whether under corporate seal of Claude or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing; and

(6)
any one or more directors or officers of Claude is hereby authorized, for and on behalf and in the name of Claude, to execute and deliver, whether under corporate seal of Claude or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of Claude, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Claude;
such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE C
TO THE ARRANGEMENT AGREEMENT
KEY REGULATORY APPROVALS
Claude and Acquiror
The Competition Act Clearance shall have been obtained.
Acquiror
TSX
Approval of the listing and posting for trading on the Exchange of the Consideration Shares and the Acquiror Shares issuable on exercise of the Converted Acquiror Options, subject only to satisfaction of the standard listing conditions.

SCHEDULE D
TO THE ARRANGEMENT AGREEMENT
KEY THIRD PARTY CONSENTS
Claude
Consent of the Bank of Nova Scotia under the Credit Agreement dated as of September 18, 2015.

Acquiror
Nil.